

BodyScan

Body circumference, body composition,health indicators, health risks.



FaceScan

Unlock vital signs, health indicators, health risks.



DermaScan

Skin disease detection for over 500 skin conditions.



HemaScan

Digital blood biomarkers assisted chronic disease assessment & monitoring.

Advanced Human Imaging.

Annual Report

FOR THE YEAR ENDING JUNE 30, 2022

ADVANCED HUMAN IMAGING LTD ACN 602 111 115

Contents Page

Directors
Nicholas Prosser (Non-executive Chairman)
Dr Katherine Iscoe (Executive Director & CEO)
Michael Melby (Non-executive Director)
Dato Low Koon Poh (Non-executive Director)
Peter Goldstein (Non-executive Director)

Company Secretary & CFO
Simon Durack JP

Registered Office
Unit 5, 71-73 South Perth Esplanade
South Perth WA 6151
AUSTRALIA

Principal Place of Business
Unit 5, 71-73 South Perth Esplanade
South Perth WA 6151
AUSTRALIA

Securities Exchange Listings
The Company's shares are quoted on the Australian Securities Exchange. The home exchange is Perth, Western Australia. The Company is also listed on the NASDAQ securities exchange in the United States of America.

Auditors
PKF Brisbane Audit
6 / 10 Eagle Street
Brisbane City QLD 4000

Share Registry
Automic Registry Services
Level 2, 267 St Georges Terrace
Perth WA 6000

Telephone : +61 8 9324 2099
Facsimile : +61 8 9321 2337

ASX Code / NASDAQ Code
AHI

Website and email addresses
www.ahi.tech
investors@ahi.tech

Corporate Governance
A summary statement reporting against the 4th Edition of the ASX Corporate Governance Recommendations which has been approved by the Board, together with current policies and charters, is available on the Company website: www.ahi.tech.

Environmental, Social, and Governance Reporting
During the financial year ended 30 June 2022, the Company made a commitment to commence Environmental, Social, and Governance (ESG) reporting as a first step in building sustainability credentials and disclosing data relating to the Company's environmental, social and governance performance. The Company is working toward making disclosures against the World Economic Forum (WEF) Stakeholder Capitalism Metrics ESG Framework and is of the view that its operations do not create a material exposure to environmental or social sustainability risks.

Contents Page

Directors' Report

The Directors present their report, together with the financial statements, on the consolidated entity (referred to hereafter as the "consolidated entity") consisting of Advanced Human Imaging Ltd ("the parent entity" or "the Company" or "AHI" and formerly known as MyFiziq Limited) and the entities it controlled at the end of, or during, the year ended 30 June 2022.

Principal Activities and Operating Model

Advanced Human Imaging Ltd (ASX:AHI; NASDAQ:AHI) has developed a global digital health solution. The company offers its Digital Health as a Serviced (HaaS) technology to enterprise, healthcare insurers, providers and government customer segments around the world in a business-to-business model (B2B).

The Company has developed and patented a proprietary measurement/dimensioning technology that enables an end user to check, track, and accurately assess their body dimensions, composition and vital signs privately using only a smartphone.

The Company has global channel partners ("Partners") who utilize its technology through a series of Software Development Kits ("SDKs") and Application Programming Interfaces ("APIs"). The Company's global Partners have substantial audiences that they address through digital engagement, and from those underlying audiences, individual end-users gain access to the AHI technology, via the Partners' software programs/apps that embed our technology components across multiple use cases.

AHI has expanded its capabilities to offer end-to-end digital health services from mass population health engagement through to diagnostics, all from a user's smartphone. AHI holds patents in all major global economies and continues to add to the patent portfolio. Our technology screens for health risk stratification from a smartphone camera by capturing biometric data, including vital signs, body composition, dimension, and indicative non-invasive blood markers.

AHI expanded platform offers personalised e-health triage according to a partner's requirement and the end user's risk profile, targeting care across pre-clinical engagement and chronic disease. The capability is 100% algorithmic and does not require additional staffing to achieve scale globally. Furthermore, based on identified risk, AHI assists our partners triage their users into stepped care to either sub-clinical, e-health programs or escalate to primary care, including partner selected telehealth providers. Empowering early detection and intervention. In addition, AHI offers "DermaScan" which covers over 500 skin conditions across 134 categories.

Our global Partners currently include companies within the following sectors:

(i) Mobile Health ("mHealth") and Telehealth;
(ii) Life and Health Insurance;
(iii) Corporate Health; and
(iv) Populational Care.

The Company also made a further strategic investment in Triage Technologies Inc. This investment relates to the further development of AHI's *CompleteScan* platform, and incorporates "DermaScan", and "HemaScan" as described in the table below:

ENTITY	MULTISCAN PLATFORM	SHORT DESCRIPTION
Triage	DermaScan	Skin disease detection for over 500 skin conditions.
Vertica	HemaScan	Digital Blood biomarker assisted chronic disease assessment and monitoring.

Directors' Report

The consolidated entity also completed its dual listing on the NASDAQ securities exchange with the dual listing being concluded in November 2021.

Other than the transactions listed above, there has been no significant changes in the nature of activities during the financial year.

Review of Operations

Operating results and financial position

The net loss after income tax for the financial year was $22,641,925 (2021: $14,060,992), which includes $12,522,055 (2021: $10,108,653) in respect of impairment charges and share-based payments to suppliers, directors and employees under the Company's incentive plans and new NASDAQ related costs, including insurance, of $2,927,030 (2021: Nil).

Before impairment charges, share-based payments, NASDAQ and insurance related costs, the consolidated entity's adjusted net loss after income tax for the financial year was $7,192,840 (2021: $3,952,339) as shown in the table below.

Table 1. Non-IFRS reconciliation showing the impact of Share-based payments and Impairment on total comprehensive loss for the year

	Year Ended 30 June 2022 $	Year Ended 30 June 2021 $
Total comprehensive loss for the year	**22,641,925**	14,060,992
Less: Share-based payments (non-cash) in relation to:		
Directors' and employees' remuneration	**7,452,583**	6,230,996
Corporate advisory services	**473,638**	92,520
Investor relations	**506,000**	972,450
	8,432,221	**7,295,966**
Less: Impairment expense (non-cash)	**4,089,834**	2,812,687
Less: NASDAQ and insurance related costs	**2,927,030**[1]	-
Adjusted total comprehensive loss for the year (before share-based payments and impairment charges)	**7,192,840**	**3,952,339**

[1] NASDAQ and insurance related costs have been included in this table as they represent the new additional costs that were incurred in the reporting period to achieve the dual listing of the Company on the NASDAQ securities exchange. NASDAQ costs are expected to reduce significantly in future years now that the Company has achieved its dual listing.

The non-IFRS reconciliation described in the table above is intended to supplement the consolidated entity's IFRS financial information by providing additional insight regarding results of operations of the consolidated entity. The adjusted total comprehensive loss for the year is intended to provide an enhanced understanding of the underlying operational measures used to manage the consolidated entity's business, to evaluate performance compared to prior periods and the marketplace, and to establish operational goals. Adjusted total comprehensive loss should not be considered in isolation or as a substitute for performance measures calculated in accordance with IFRS.

Directors' Report

Cash assets at the end of the financial year were $6,011,368 (2021: $2,172,499).

Operating activities

During the financial year the consolidated entity progressed the development and commercialisation of its technology with the following highlights:

i. Dual listing on NASDAQ

On 19 November 2021 the Company announced the successful closing of its U.S. initial public listing ("IPO") on NASDAQ of 1,000,000 units at a price to the public of USD$10.50 per unit. Each unit issued in the offering consisted of two American Depositary Shares ("ADSs") and one warrant to purchase one ADS. Each ADS offered represented 7 ordinary shares of AHI. The warrants were exercisable immediately, expire three years from the date of issuance and have an exercise price of USD$5.52 per ADS. The ADSs and warrants were immediately separable and were issued separately (representing a price of $5.24 per ADS and $0.02 per warrant).

In addition, AHI granted to Maxim Group LLC a 45-day option to purchase up to an additional 300,000 ADSs and/or up to an additional 150,000 warrants to purchase up to 150,000 ADSs, at the public offering price less underwriting discounts, of which Maxim Group LLC has partially exercised its option to purchase 150,000 warrants to purchase up to 150,000 ADSs. Gross proceeds from the offering, before deducting underwriting discounts and commissions and other estimated offering expenses, were US$10.5 million, inclusive of the over-allotment.

The ADSs began trading separately on the NASDAQ Capital Market on 19 November 2021, under the symbol "AHI". The warrants were not listed for trading.

ii. Revenue

Total revenue decreased from $1,244,466 in 2021 to $598,423 during the 2022 financial year, a decrease of 51.9%. The decrease is largely attributable to the $500,000 in 2021 in license revenue received from the Company's joint venture partner, Body Composition Technologies Pte Ltd ("BCT") and the continuing impact of the COVID 19 pandemic on the operations of our client partners.

The Company expects its revenue to increase with the lessening of the COVID 19 pandemic, and four Partners having already launched (with the AHI's technology embedded) and more to follow in the new financial year.

At the date of this report, the following Partners had launched their applications (with AHI's technology embedded):

- Bearn
- Biomorphik
- TRUCONNECT (The Original fit Factory/ "TOFF")
- Tinjoy

Further product launches are expected from other Partners in the current financial year.

iii. Strategic Investments /Acquisitions

On 2 September 2022, AHI entered into a definitive arrangement agreement (the "**Arrangement Agreement**") with wellteq Digital Health Inc. (CSE: WTEQ) (OTCQB: WTEQF), ("**wellteq**"), whereby AHI will acquire all of the outstanding shares of wellteq in an all-share acquisition (the "**Transaction**"). Pursuant to the terms of the Arrangement Agreement, wellteq shareholders will receive one (1) ordinary share of AHI (an "**AHI Share**") for every six (6) wellteq common shares (a "**wellteq Share**") held (or 0.1667 AHI Shares for every 1 wellteq Share). AHI will issue a total of approximately 17,811,508 AHI shares in total consideration for 100% of **wellteq's** shares.

AUDITOR'S INDEPENDENCE DECLARATION
UNDER SECTION 307C OF THE CORPORATIONS ACT 2001
TO THE DIRECTORS OF ADVANCED HUMAN IMAGING LTD

I declare that, to the best of my knowledge and belief, during the year ended 30 June 2022, there have been no contraventions of:

(a) the auditor independence requirements of the *Corporations Act 2001* in relation to the audit; and

(b) any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Advanced Human Imaging Ltd and the entities it controlled during the year.

PKF BRISBANE AUDIT

LIAM MURPHY
PARTNER

BRISBANE
12 OCTOBER 2022

Directors' Report

AHI's full suite of products, noting the addition of the investments referred to above, is well-represented in the graphic below:


BodyScan
Body circumference, body composition,health indicators, health risks.
FaceScan
Unlock vital signs, health indicators, health risks.
DermaScan
Skin disease detection for over 500 skin conditions.
HemaScan
Digital blood biomarkers assisted chronic disease assessment & monitoring.
Advanced Human Imaging
CompleteScan: Edge AI Technology
Smartphone based human scanning technology, unlocking a diverse range of data-driven applications

Directors

The following persons were Directors of AHI during or since the end of the year and up to the date of this report, and were in office for this entire period unless stated otherwise:

Katherine Iscoe, Ph.D.
(Executive Director and CEO – appointed on 15 February 2022)

Dr. Iscoe co-founded the Company, along with Mr Vlado Bosanac in 2014 and served as its CEO from April 2015 until October 2016. She is an expert and thought leader on Type 1 Diabetes and glucose optimization through continuous glucose monitoring systems ("CGMS"). Her work in Type 1 Diabetes spanned several years and includes publications in **multiple** international peer-reviewed journals. Her biomedical research has provided critical insight on the differences between interstitial glucose and blood glucose levels, which result in a measurement reading when using CGMS.

Dr. Iscoe has not served as a Director of any other listed companies in the 3 years immediately before the end of the 2022 financial year.

Mr Vlado Bosanac

(CEO and Executive Chairman - resigned on 15 February 2022)

Mr Bosanac combines over 29 years of experience in capital markets, deal origination, negotiation, corporate advisory, strategy, project implementation, and private and public investment and companies. In 2014, Mr Bosanac co-founded the Company, along with Dr. Katherine Iscoe. From October 2014 until October 2016, Mr Bosanac led the "development of the business-to-business strategy" side of the operations and in October 2016 assumed the role of Chief Executive Officer. From 2007 until 2014, Mr Bosanac served as the founding Partner and Director of Greenday Corporate, focusing on deal origination and investor liaison. From 2009 until 2013, Mr Bosanac founded Greenday Commodities, where he assisted organizations to both buy and sell commodities such as fuel oil, Iron Ore, and other sought after commodities. From 2007 until 2014, Mr Bosanac

Directors' Report

served as the founding Partner of Fullerton Private Capital, an SPV making specific private and public investments. From 2000 until 2007, Mr Bosanac served as the Executive Director of HealthTec Growth Partners as a founding Director and deal originator.

Mr Bosanac served as a Non-Executive Director of Osteopore Limited for the period from 28 December 2021 until his resignation on 14 February 2022. Mr Bosanac has remained with the Company in a full-time role as Strategy and Revenue Lead.

Mr Michael Melby

(Non-Executive Director)

Mr Melby is co-founder and co-Chief Executive Officer of FitLab, an integrated media and technology holding company focused on fitness and sport lifestyle. He is also co-founder of Mayweather Boxing + Fitness. Previously, Mr Melby was Vice President at New Evolution Ventures, where he invested in and operated health clubs worldwide and served as an executive at UFC Gym. Prior to that, he was co-founder of two technology start-ups (both of which exited to publicly traded companies), a private equity investor with ClearLight Partners and an investment banker with FBR Capital Markets. Mr Melby received his undergraduate degree from UC Berkeley and MBA from The Wharton School at the University of Pennsylvania.

Mr Melby has not served as a Director of any other listed companies in the 3 years immediately before the end of the 2022 financial year.

Mr Nicholas Prosser

(Non-Executive Director and interim Non-Executive Chairman – appointed interim Non-Executive Chairman 15 February 2022)

Mr Prosser combines over 14 years of experience in the ICT sector and over 10 years as a founder, entrepreneur and private investor. Mr Prosser has been a director of the Company since April 2018. He has also served on the board of directors of Vudoo Pty Ltd, a video technology and SaaS platform, since January 2017. Since January 2008, he has served as the founder and member of the board of directors of Vega Blue Partnership. Mr Prosser founded ThinkCaddie in January 2017 until the Company's sale to a third-party in November 2019. From January 2007 until May 2016, he was involved in Canberra Data Center. Additionally, he has served as the executive director of CPDone Pty Ltd, a financial profession compliance company, since February 2016 and as a director of Vega Blue Partnership since January 2008. Mr Prosser has a Diploma in Security Risk Management from The Canberra Institute of Technology and is a member of the Australian Institute of Company Directors.

Mr Prosser has served as a Director of ASX listed Complii Fintech Solutions Ltd since July 2021.

Mr Dato Low Koon Poh - FACCA

(Non-Executive Director)

Mr Low has 24 years of combined experience in accounting, auditing and consultancy, with experience in corporate finance, auditing, and accounting in various industries such as construction, plantation, hotels, property, manufacturing and marketing.

Mr Low has served as a Director of AHI since July 2020. Mr Low started his accounting services practice KL Management Services, based in Petaling Jaya, in 2006. Mr Low has also served as the President of IPO Partners Limited, a corporate advisory firm since April 2015, and a Director of Round Table Partners Berhad since 2019. Since June 2019, Mr Low has served the Executive Chairman and Chief Executive Officer of Medi Lifestyle Limited, a Healthcare and Wellness company listed on the Singapore Exchange. Prior to his position at KL Management Service, Mr Low worked as an auditor for an international audit firm, an accountant for a Japanese MNC, plus a couple of years as Financial Controller for two public listed companies in Malaysia.

Directors' Report

Mr Low is a Fellow member of the Association of Chartered Certified Accountants (ACCA) and a Practicing Chartered Accountant under the Malaysian Institute of Accountants (MIA).

Mr Low is currently a Director of Singaporean listed company, Medi Lifestyle Limited (appointed 1 June 2019) and a Director of ASX listed Catalano Seafood Ltd.

Mr Peter Goldstein – MBA

(Non-Executive Director – appointed 29 June 2022)

Mr Goldstein has over 30 years of diverse and global entrepreneurial, client advisory and capital market experience. With a background in international business, he has worked across a range of markets and industries, holding positions including investment banker, chairman, chief executive officer, director and advisor to public, private, and emerging growth companies. Mr Goldstein has achieved capital market objectives by drawing on his strengths in merges and acquisitions, strategic planning and transaction structuring, as well as his own entrepreneurial success. He has steered and completed IPOs, up-listing and reverse merger transactions, secured private placements and designed crowdfunding campaigns.

Mr Goldstein founded Exchange Listing, LLC and is also a Founder and CEO of Grandview Capital Partners, Inc.

Mr Goldstein has not served as a Director of any other listed companies in the 3 years immediately before the end of the 2022 financial year.

Mr Edward Greissing Jr

(Non-Executive Director – appointed 30 November 2021, resigned 26 May 2022)

Mr Greissing is a Senior Fellow with the Milken Institute, and the CEO of Greissing Strategic Advisors. Previously he was the Executive Director for the Centre of Public Health at the Milken Institute. His work with global business and government leaders, investors, philanthropy, NGOs, and academic thought leaders improves health outcomes for individuals and communities everywhere. Before his time with the Milken Institute, he served as a member of the Executive Committee, Global Leadership Team, and Senior Vice President of Corporate Affairs at Sanofi. During his nearly four decades in the biopharmaceutical industry, Mr. Greissing led a wide range of Public Affairs and Global Corporate Affairs teams, first at the Upjohn Company and Pharmacia and later with Sanofi. His strategic approach to stakeholder management included new product launches and a freshness program for life cycle management resulting in improved patient outcomes, increased shareholder value, positive business results, and externally valued as a desired and trusted business partner.

Mr Greissing has not served as Director of any other listed companies in the 3 years immediately before the end of the 2022 financial year.

Mr Simon Durack – B.Comm. Post Grad Dip Bus, FCA, FCIS, FCSA, JP

(Chief Financial Officer and Company Secretary – appointed on 17 March 2022)

Mr Durack is an experienced Company Director, Secretary and CFO having worked in several ASX listed entities, as well as working for several other unlisted and overseas entities, and brings a wealth of experience to the Company. He is a Fellow of the Institute of Chartered Accountants in Australia and has over 30 years commercial experience gained working in Australia, Southeast Asia and Europe.

Steven Richards – (Hons) B.Compt, B.Compt (cum laude), Chartered Accountant

(Chief Financial Officer and Company Secretary – resigned on 17 March 2022)

Mr Richards has an undergraduate degree from University of South Africa (B.Compt) which he obtained cum laude (with distinction), a post-graduate degree in accounting science and he has also qualified as a Chartered Accountant through the South African Institute of Chartered Accountants.

Directors' Report

Interests in the Shares, Options and Performance Rights of the Company

The following interests in shares, options and performance rights of the Company were held by the directors, or their related entities, as at the date of this report:

Director	Number of fully paid ordinary shares	Number of options granted	Number of Performance Rights Vested	Number of Performance Rights Not Vested
K Iscoe – appointed 15 February 2022	16,900,000		-	-
V Bosanac – resigned 15 February 2022	7,391,864		10,000,000[3]	
M Melby	4,000,000		-	-
N Prosser	6,265,036		-	-
D Poh	300,000		-	-
E Greissing Jr – resigned 26 May 2022	-	700,000[1]	-	-
P Goldstein – appointed 29 June 2022	-	140,000[2]	-	-

[1] Options exercisable at $1.50 and expire on 7 February 2025.
[2] Options exercisable at $1.10 and expire on 18 January 2025.
[3] Whilst these Performance Rights have vested, Mr Bosanac has not yet requested the Company to exercise these performance rights.

Further details of the vesting conditions applicable to these performance shares and performance rights are disclosed in the remuneration report section of this directors' report.

Equity Securities on Issue

Class of Security	30 June 2022	30 June 2021
Ordinary fully paid shares	166,749,382	136,362,538
Options over unissued shares	6,486,958	8,120,291
Performance rights over unissued shares	10,050,000	20,150,000

Ordinary Fully Paid Shares

During the financial year 30,386,844 ordinary shares were issued. Since the end of the financial year and the date of this report, 1,500,000 ordinary shares were issued for the part consideration for all of the shares in South African registered Vertica Health (Pty) Ltd.

At the date of this report, there were 168,249,382 ordinary shares on issue. There are no unpaid amounts on the ordinary shares issued.

Performance Rights over Ordinary Shares

During the year ended 30 June 2022, the Company did not issue any performance rights.

During the year ended 30 June 2022, 5,000,000 performance rights were exercised and converted to ordinary shares and 5,100,000 performance rights were cancelled due to failure to meet the vesting criteria.

Since the end of the financial year and to the date of this report, no performance rights have been granted, exercised, expired or cancelled.

Directors' Report

The performance rights position at the date of this report is:

Grant Date	No of Rights	Expiry Date	Vesting
11 Dec 2020	10,000,000	16 Dec 2025	Vested, but not exercised.
6 Nov 2020	50,000	6 Nov 2026	50,000 performance rights have vested, but are not yet exercised, whilst 100,000 performance rights have been cancelled.
Total	**10,050,000**		

Options over Ordinary Shares

On 7 February 2022, and following shareholder approval, the Company issued 700,000 unlisted Director options to Mr Edward Greissing Jr. On the same day, the Company issued 140,000 unlisted options to Exchange Listing LLC, a company associated with Mr Peter Goldstein. Mr Goldstein was subsequently appointed a Director of the Company on 29 June 2022. Options issued entitle the holder to subscribe for and be allotted one ordinary share for every option exercised.

During the year 2,408,333 options were exercised as shown in the table below. Of this amount, 1,100,000 options were exercised utilising the cashless exercise provisions of the Option Incentive Scheme. The cashless exercise resulted in the issue of 797,089 ordinary shares.

Options over Ordinary Shares

Options exercised during the year:

Grant Date	Number of options exercised	Exercise price	Vesting date	Expiry date
21 Dec 2016	750,000	$0.10	31 Dec 2018	31 Dec 2021
21 Dec 2016	500,000	$0.10 [1]	26 Oct 2019	30 Dec 2021
31 Jul 2018	250,000	$0.50 [1]	31 Dec 2019	31 Dec 2022
31 Jul 2018	250,000	$0.50 [1]	31 Dec 2020	31 Dec 2023
12 Feb 2019	58,333	$0.60	5 Mar 2019	20 Feb 2022
27 Nov 2019	500,000	$0.60	4 Dec 2020	4 Dec 2022
24 Feb 2020	100,000	$0.50 [2]	31 Jan 2021	31 Jan 2022
Total	**2,408,333**			

[1] Options exercised utilising the cashless exercise provisions of the Option Incentive Scheme. This resulted in the issue of 787,999 ordinary shares.

[2] Options exercised utilising the cashless exercise provisions of the Option Incentive Scheme. This resulted in the issue of 9,090 ordinary shares.

No options have been issued, cancelled or vested between the end of the financial year and the date of this report.

Directors' Report

At the date of this report unissued ordinary shares of the Company under option are:

Grant Date	Number of options granted	Exercise price (cents)	Vesting date	Expiry date
1 Feb 2019	200,000	65	31 Dec 2019	31 Dec 2022
1 Feb 2019	200,000	65	31 Dec 2020	31 Dec 2023
27 Nov 2019	1,000,000	60	4 Dec 2020	4 Dec 2022
19 Oct 2020	4,246,958	160	19 Oct 2020	19 Oct 2023
7 Feb 2022	140,000	110	7 Feb 2022	18 Jan 2025
7 Feb 2022	700,000	150	7 Feb 2022	7 Feb 2025
Total	**6,486,958**			

Under the terms of the Options, holders of options are not entitled to any voting rights nor may they participate in any share issue of the Company.

Dividends

No dividends have been paid or declared since the start of the financial year and the directors do not recommend the payment of a dividend in respect of the financial year.

Significant Changes in the State of Affairs

In November 2021, the Company successfully completed its IPO on the NASDAQ securities exchange in the United States of America, whilst maintaining its listing on the Australian Securities Exchange ("ASX").

Other than the above, there were no significant changes in the state of affairs of the consolidated entity during the year.

Events Subsequent to end of the Financial Year

On 5 August 2022, the Company settled the acquisition of South African registered Vertica Health (Pty) Ltd ("**Vertica**") by acquiring all its shares for the issue of 1,500,000 ordinary shares in the Company, escrowed for 24 months from date of issue, and a payment USD $100,000. Under the Agreement to acquire **Vertica**, a further payment of USD $250,000 is payable to the vendors on 12 months from the date of acquisition and a final payment of USD $250,000 is payable to the vendors on 24 months from the date of acquisition. The Company has acquired **Vertica** to bring its software products into AHI for use with other B2B clients and partners. The acquisition is considered to be an asset acquisition and not a business combination for accounting purposes.

On 2 September 2022, the Company announced that it had entered into an Arrangement Agreement with Canadian listed wellteq Digital Health Inc. (CSE:WTEQ) (OTCQB:WTEQF) ("**wellteq**") whereby AHI will acquire all of the outstanding shares of **wellteq** in an all-share acquisition, subject to **wellteq** shareholder and regulatory approvals. Pursuant to the terms of the Arrangement Agreement, **wellteq** shareholders will receive one (1) ordinary share in AHI for every six (6) **wellteq** common shares held. Subject to the required approvals being obtained, AHI will issue a total of approximately 17,811,508 ordinary shares in total consideration for 100% of **wellteqs'** shares. Following completion of the proposed acquisition, **wellteq** shareholders will in aggregate hold approximately 9.573% of AHI's issued capital. AHI and **wellteq** anticipate that the closing of the acquisition will occur in late November 2022.

The impact of the Coronavirus ('COVID-19') pandemic is ongoing for the consolidated entity up to 30 June 2022, and it is not practicable to estimate the potential impact, positive or negative, after the reporting date. The

Directors' Report

situation continues to develop and is dependent on measures imposed by the Australian Government and other countries. However, compared with last year, there is some room for optimism that Australia and other countries may have seen the worst of COVID-19.

Other than as already stated in this report, there has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the Directors of the consolidated entity to affect substantially the operations of the consolidated entity, the results of those operations or the state of affairs of the consolidated entity in subsequent financial years.

Likely Developments and Expected Results

The review of operations of the consolidated entity provides an indication of likely developments and the expected results of the operations. In the opinion of the Directors, disclosure of any further information would be likely to result in unreasonable prejudice to the Company.

Environmental Regulation and Performance

The consolidated entity is not subject to significant environmental regulation in respect of its operations.

Officers' and Auditors' Indemnities and Insurance

During the year the Company paid an insurance premium to insure certain officers of the Company. The officers of the Company covered by the insurance policy include the Directors named in this report.

The Directors and Officers Liability insurance provides cover against all costs and expenses that may be incurred in defending civil or criminal proceedings that fall within the scope of the indemnity and that may be brought against the officers in their capacity as officers of the Company. The insurance policy does not contain details of the premium paid in respect of individual officers of the Company. Disclosure of the nature of the liability cover and the amount of the premium is subject to a confidentiality clause under the insurance policy.

The Company has not provided any insurance or indemnities for an auditor of the Company.

Proceedings on behalf of the Company

No person has applied to the Court under section 237 of the *Corporations Act 2001* for leave to bring proceedings on behalf of the Company, or to intervene in any proceedings to which the Company is a party, for the purpose of taking responsibility on behalf of the Company for all or part of those proceedings.

No proceedings have been brought or intervened in on behalf of the Company with leave of the Court under section 237 of the *Corporations Act 2001*.

Directors' Report

Directors' Meetings

The following table sets out the number of Directors' and committees' meetings held during the financial year and the number of meetings attended by each Director.

	Board Meetings		Audit Committee Meetings		Remuneration Committee Meetings		Nomination and Corporate Governance Committee	
Director	**A**	**B**	**A**	**B**	**A**	**B**	**A**	**B**
Nicholas Prosser	7	7	3	3	1	1	1	1
Michael Melby	7	7	—	—	—	—	—	—
Dato Low Koon Poh	7	7	3	3	1	1	1	1
Vlado Bosanac – resigned 15 February 2022	3	3	—	—	—	—	—	—
Dr Katherine Iscoe – appointed 15 February 2022	4	4	1	1	1	1	1	1
Edward Greissing Jr – appointed 30 November 2021, resigned 26 May 2022	5	5	2	1	—	—	—	—
Peter Goldstein – appointed 29 June 2022	—	—	—	—	—	—	—	—

A *= Number of meetings held during the time the Director held office or was a member of the committee.*
B *= Number of meetings attended*
— *= Not a member of the relevant committee*

Non-audit Services

During the period PKF Perth, the consolidated entity's former auditor, provided non-audit services of $16,800 (2021: $24,730). PKF Brisbane Audit, the consolidated entity's new auditor, received $12,500 for assurance services provided in connection with the listing of the Company on the NASDAQ securities exchange in 2021 (2022 $Nil).

The Board considers any non-audit services provided during the year by the auditor and satisfies itself that the provision of any non-audit services during the year by the auditor is compatible with, and does not compromise, the auditor independence requirements of the *Corporations Act 2001* for the following reasons:

- all non-audit services are reviewed by the Board to ensure they do not impact the impartiality and objectivity of the auditor; and

Directors' Report

- the non-audit services provided do not undermine the general principles relating to auditor independence as set out in APES 110 *Code of Ethics for Professional Accountants*, as they do not involve reviewing or auditing the auditor's own work, acting in a management or decision-making capacity for the consolidated entity, acting as an advocate for the consolidated entity or jointly sharing risks and rewards.

Remuneration Report (Audited)

Remuneration paid to Directors and Officers of the consolidated entity is set by reference to such payments made by other ASX listed companies of a similar size and operating in a similar industry. In addition, reference is made to the specific skills and experience of the Directors and Officers.

Details of the nature and amount of remuneration of each Director, and other Key Management Personnel if applicable, are disclosed annually in the consolidated entity's Annual Report.

Remuneration Committee

The Board has a Remuneration Committee which has adopted a formal Remuneration Committee Charter that provides a framework for the consideration of remuneration matters.

The Remuneration Committee of the Board is responsible for:

1. Setting remuneration packages for Executive Directors, Non-Executive Directors and other Key Management Personnel; and
2. Implementing employee incentive and equity-based plans and making awards pursuant to those plans.

Non-Executive Remuneration

The consolidated entity's policy is to remunerate Non-Executive Directors, at rates comparable to other ASX listed companies in the same industry, for their time, commitment and responsibilities.

To align Directors' interests with shareholders' interests, remuneration may be provided to Non-Executive Directors in the form of equity based long term incentives.

1. Fees payable to Non-Executive Directors are set within the aggregate amount approved by shareholders at the Company's Annual General Meeting;
2. Non-Executive Directors' fees are payable in the form of cash and superannuation benefits;
3. Non-Executive superannuation benefits are limited to statutory superannuation entitlements; and
4. Participation in equity-based remuneration schemes by Non-Executive Directors is subject to consideration and approval by the Company's shareholders.

Executive Director and Other Key Management Personnel Remuneration

Executive remuneration consists of base salary, plus other performance incentives to ensure that:

1. Remuneration packages incorporate a balance between fixed and incentive pay, reflecting short- and long-term performance objectives appropriate to the consolidated entity's circumstances and objectives; and
2. A proportion of remuneration is structured in a manner to link reward to corporate and individual performances.

Executives are offered a competitive level of base salary at market rates (based on comparable ASX listed companies) and are reviewed regularly to ensure market competitiveness.

To date the consolidated entity has not engaged external remuneration consultants to advise the Board on remuneration matters.

Directors' Report

Incentive Plans

The consolidated entity provides long term incentives to Directors and Employees pursuant to the AHI Ltd Incentive Option Plan (approved by shareholders on 27 November 2019) or the AHI Ltd Incentive Performance Rights Plan (approved by shareholders on 11 December 2020).

The Renumeration Committee will:

1. Ensure that incentive plans are designed around appropriate and realistic performance targets and provide rewards when those targets are achieved;
2. Review and improve existing incentive plans established for employees; and
3. Approve the administration of the incentive plans, including receiving recommendations for, and the consideration and approval of grants pursuant to such incentive plans.

Engagement of Non-Executive Directors

Non-Executive Directors conduct their duties under the following terms:

1. A Non-Executive Director may resign from his/her position and thus terminate their contract on written notice to the Company; and
2. A Non-Executive Director may, following resolution of the Company's shareholders, be removed before the expiration of their period of office (if applicable). Payment is made in lieu of any notice period if termination is initiated by the consolidated entity, except where termination is initiated for serious misconduct.

In consideration of the services provided by Messrs Michael Melby, Nicholas Prosser and Dato Low Koon Poh as Non-Executive Directors, the Company will pay each of them $36,000 per annum. In addition, Messrs Melby and Prosser, subject to annual approval of shareholders, will receive 1,000,000 fully paid ordinary shares for each 12-month period that they remain engaged with the Company.

Messrs Melby, Prosser and Low are also entitled to fees for other amounts as the Board determines where they perform special duties or otherwise perform extra services or make special exertions on behalf of the Company.

During the financial year ended 30 June 2022, the Company incurred no such additional costs.

Non-executive directors are eligible to participate in the Company's incentive plans.

Engagement of Executive Directors

Dr. Katherine Iscoe

Following the resignation of Mr Vlado Bosanac on 15 February 2022 as Executive Chairman and Chief Executive Officer, Dr. Katherine Iscoe was appointed Executive Director and Chief Executive Officer and is one of the founders of the Company.

Short Term Incentive Payments

The Board may, at its sole discretion, set the Key Performance Indicators ("KPIs") for the Executive Director or other Executive Officers. The KPIs are chosen to align the reward of the individual Executives to the strategy and performance of the consolidated entity.

Performance objectives, which may be financial or non-financial, or a combination of both, are determined by the Board.

No short-term incentives are payable to Executives where it is considered that the actual performance has fallen below the minimum requirement.

Directors' Report

No formal performance evaluation in respect of the year ended 30 June 2022 has taken place in accordance with this process, and no short-term incentive payments have been paid or are payable to Executives in respect of the financial year ended 30 June 2022.

The Chief Executive Officer in conjunction with the Remuneration Committee sets the KPIs for other members of staff, monitors actual performance and may recommend payment of short-term bonuses to certain employees to the Board for approval.

Shareholding Qualifications

The Directors are not required to hold any shares in the Company under the terms of the Company's constitution.

Consequences of Company Performance on Shareholder Wealth

In considering the Company's performance and benefits for shareholder wealth, the Board provide the following indices in respect of the current financial year:

	2022	2021	2020	2019	2018
Loss for the period attributable to shareholders	**22,641,925**	**$14,060,992**	$5,396,512	$4,357,162	$13,919,468
Closing share price on 30 June	**$0.12**	**$1.32**	$0.17	$0.17	$0.375

Remuneration Disclosures

Directors and Key Management Personnel of the Company have been identified as:

Dr Katherine Iscoe	Executive Director and Chief Executive Officer (appointed 15 February 2022)
Mr Nick Prosser	Non-Executive Director and Interim Non-Executive Chairman (appointed 15 February 2022)
Mr Vlado Bosanac	Executive Chairman and Chief Executive Officer (resigned 15 February 2022)
Mr Michael Melby	Non-Executive Director
Dato Low Koon Poh	Non-Executive Director
Mr Peter Goldstein	Non-Executive Director (appointed 29 June 2022)
Mr Edward Greissing Jr	Non-Executive Director (appointed 30 November 2021 and resigned 26 May 2022)
Mr Steven Richards	Chief Financial Officer and Company Secretary (resigned 17 March 2022)
Mr Simon Durack JP	Chief Financial Officer and Company Secretary (appointed 17 March 2022)

Directors' Report

The details of the remuneration of each Director and member of Key Management Personnel of the consolidated entity are as follows:

	Short Term		Post-Employment			
30 June 2022	Base Salary and Consulting Fees $	Short Term Incentive $	Superannuation Contributions $	Value of Share-based Payments) $	Total $	Proportion Performance Related %
Directors and Key Management Personnel:						
K Iscoe[1]	65,423	-	6,542	-	71,965	-
V Bosanac[2]	233,333	-	23,333	6,389,715	6,646,381	96.1%
M Melby[3]	36,000	-	-	460,000	496,000	92.7%
N Prosser[3]	36,000	-	3,475	460,000	499,475	92.1%
L Koon Poh	36,000	-	-	-	36,000	-
E Greissing Jr[4]	56,576	-	-	112,188	168,764	66.5%
S Durack JP[5]	66,375	-	-	-	66,375	-
S Richards[5]	165,618	-	15,000	-	180,618	-
Total	695,325	-	48,350	7,421,903	8,165,578	

[1] Appointed 15 February 2022. Remuneration calculated from date of appointment.

[2] Resigned 15 February 2022. Remuneration calculated to date of resignation.

[3] A total of 1,000,000 shares each were issued to Mr Michael Melby and Mr Nicholas Prosser pursuant to the terms of their contracts for services and following approval at the Company's 2021 Annual General Meeting held on 31 January 2022. The issue related to the service period ended 27 October 2020 and the fair value of shares is based on the market value of the shares at the date of issue.

[4] Mr Greissing Jr resigned on 26 May 2022.

[5] Mr Durack was appointed on 17 March 2022, whilst Mr Richards resigned on the same day.

The fair value of Performance Rights is calculated at the date of grant using an option pricing model and allocated to each reporting period evenly over the period from grant date to vesting date. The value disclosed in the above tables is the portion of the fair value of the performance rights recognised in the current reporting period. The basis of the fair value is disclosed later in this Remuneration Report.

Directors' Report

	Short Term		Post-Employment			
30 June 2021	Base Salary and Consulting Fees $	Short Term Incentive $	Superannuation Contributions $	Value of Share-based Payments) $	Total $	Proportion Performance Related %
Directors and Key Management Personnel:						
P Wall	35,000	-	-	-	35,000	-
V Bosanac[1]	323,333	-	30,717	1,915,485	2,269,535	84.4%
M Melby[2]	36,000	-	-	1,065,000	1,101,000	-
N Prosser[3]	36,000	-	3,420	2,855,000	2,894,420	-
L Koon Poh	34,956	-	-	-	34,956	-
S Richards	199,066	-	18,911	-	217,977	-
Total	**664,355**	**-**	**53,048**	**5,835,485**	**6,552,888**	

[1] The fair value of Performance Rights is calculated at the date of grant using an option pricing model and allocated to each reporting period evenly over the period from grant date to vesting date. The value disclosed in the above tables is the portion of the fair value of the performance rights recognised in the current reporting period. The basis of the fair value is disclosed later in this Remuneration Report.

[2] A total of 1,000,000 shares were issued to Mr Michael Melby pursuant to the terms of his contract for services and following approval at the Company's 2020 Annual General Meeting. The issue related to the service period ended 27 October 2020 and the fair value of shares is based on the market value of the shares at the date of issue.

[3] A total of 2,000,000 shares were issued to Mr Nicholas Prosser pursuant to the terms of his contract for services and following approval at the Company's 2020 Annual General Meeting. The issue related to the service periods ended 18 April 2020 and 18 April 2021. The fair value of shares is based on the market value of the shares at the date of issue.

Details of Short-Term Performance Related Remuneration

There have been no Short-Term Incentive payments made to Directors or Key Management Personnel of the consolidated entity during the financial year ended 30 June 2022.

Equity instrument disclosures relating to key management personnel

Options

Granted as Remuneration
On 7 February 2022, Mr Edward Greissing Jr, who was a Director of the Company at that time, was granted 700,000 options at an exercise price of $1.50 each, expiring on 7 February 2025, following shareholder approval at the Annual General Meeting of the Company held on 31 January 2022.

Exercised during the year
There were no ordinary shares issued during the financial year on the exercise of options previously granted as remuneration to Directors or Key Management Personnel of the consolidated entity.

Options forfeited/lapsed during the year
No options granted as compensation to Key Management Personnel in the current and/or prior years were forfeited / lapsed.

Directors' Report

Option holdings

During the year ended 30 June 2022 and following shareholder approval at the Company's Annual General Meeting held on 31 January 2022, Mr Edward Greissing Jr was granted 700,000 options in the Company, exercisable at $1.50 each and expire on 7 February 2025.

Performance Rights

Each performance right entitles the holder the right to acquire one ordinary share subject to satisfaction of vesting criteria.

Granted as Remuneration

No performance rights were granted during the year ended 30 June 2022.

The following performance rights were granted to Mr Vlado Bosanac during the year ended 30 June 2021.

Exercised during the year

The following performance rights held by Mr Vlado Bosanac were exercised during the year:

No of Rights	Grant Date	Expiry Date	Fair Value per Right	Vesting Criteria (the first to occur of):
2,000,000	29.11.2017	03.03.2022	$0.72	1) 250,000 users or $5m annualised revenue; and 2) The 10-day VWAP equal to or greater than $0.60

Forfeited/lapsed during the year

No performance rights granted as compensation in the current and/or prior years were forfeited / lapsed.

Performance Rights holdings

Performance rights held by Mr Vlado Bosanac on 30 June 2022 and at the date of this report are:

No of Rights	Grant Date	Expiry Date	Fair Value per Right	Vesting Criteria (the first to occur of):
2,000,000	11.12.2020	16.12.2025	$0.68 [1]	1) 20-day VWAP of $1.20; or 2) Market capitalisation of A$300 million; or 3) A$2 million revenue in a financial quarter.
2,000,000	11.12.2020	16.12.2025	$0.79 [1]	4) 20-day VWAP of $1.30; or 5) Market capitalisation of A$300 million; or 6) A$3 million revenue in a financial quarter.
2,000,000	11.12.2020	16.12.2025	$0.85 [1]	7) 20-day VWAP of $1.40; or 8) Market capitalisation of A$300 million; or 9) A$4 million revenue in a financial quarter.
2,000,000	11.12.2020	16.12.2025	$0.90 [1]	10) 20-day VWAP of $1.50; or 11) Market capitalisation of A$300 million; or 12) A$7.5 million revenue in a financial quarter.
2,000,000	11.12.2020	16.12.2025	$0.93 [1]	13) 20-day VWAP of $1.70; or 14) Market capitalisation of A$300 million; or 15) A$10 million revenue in a financial quarter.

[1] Based on an independent valuation using the Hoadley's Hybrid ESO Model.

Directors' Report

Performance rights held by Mr Vlado Bosanac on 30 June 2021:

No of Rights	Grant Date	Expiry Date	Fair Value per Right	Vesting Criteria (the first to occur of):
2,000,000	03.03.2017	03.03.2022	$0.72 [1]	1. 250,000 users or $5m annualised revenue; and 2. The 10-day VWAP equal to or greater than $0.60
2,000,000	11.12.2020	16.12.2025	$0.68 [2]	3 20-day VWAP of $1.20; or 4 Market capitalisation of A$300 million; or 5 A$2 million revenue in a financial quarter.
2,000,000	11.12.2020	16.12.2025	$0.79 [2]	6 20-day VWAP of $1.30; or 7 Market capitalisation of A$300 million; or 8 A$3 million revenue in a financial quarter.
2,000,000	11.12.2020	16.12.2025	$0.85 [2]	9 20-day VWAP of $1.40; or 10 Market capitalisation of A$300 million; or 11 A$4 million revenue in a financial quarter.
2,000,000	11.12.2020	16.12.2025	$0.90 [2]	12 20-day VWAP of $1.50; or 13 Market capitalisation of A$300 million; or 14 A$7.5 million revenue in a financial quarter.
2,000,000	11.12.2020	16.12.2025	$0.93 [2]	15 20-day VWAP of $1.70; or 16 Market capitalisation of A$300 million; or 17 A$10 million revenue in a financial quarter.

[1] Company share price on 29 November 2017, being the date the rights were revalued due to a change in the terms of the performance-based criteria as approved by Shareholders at the Company's 2017 Annual General meeting.
[2] Based on an independent valuation using the Hoadley's Hybrid ESO Model.

The movement for the 2022 financial year in performance rights held by Directors is:

Name	Balance at start of the year	Received during the year as remuneration	Exercised during the year	Other changes during the year	Balance at the end of the year	Vested and exercisable at the end of the year
V Bosanac	12,000,000	-	(2,000,000)	-	10,000,000	10,000,000[1]

[1] Mr Bosanac has yet to request the Company to exercise his vested performance rights.

The movement for the 2021 financial year in performance rights held by Directors is:

Name	Balance at start of the year	Received during the year as remuneration	Exercised during the year	Other changes during the year	Balance at the end of the year	Vested and exercisable at the end of the year
V Bosanac	4,000,000	10,000,000	(2,000,000)	-	12,000,000	2,000,000

Directors' Report

Share holdings

The number of shares in the Company held during the financial period by key management personnel of the consolidated entity, including their related parties are set out below:

Name	Balance at start of the year	Received during the year as remuneration	Other changes during the year	Balance at the end of the year
K Iscoe[1]	16,900,000	-	-	16,900,000
V Bosanac[2]	5,391,864	-	2,000,000	7,391,864
M Melby[3]	3,000,000	1,000,000	-	4,000,000
N Prosser[3]	6,265,036	1,000,000	-	7,265,036
K Low	300,000	-	-	300,000
P Goldstein	-	-	-	-
E Greissing Jr	-	-	-	-
S Durack	-	-	-	-
S Richards	-	-	-	-

[1] Appointed Executive Director and Chief Executive Officer on 15 February 2022.
[2] Resigned 15 February 2022. In addition to the above, Mr Bosanac holds 10,000,000 performance rights in the Company. Mr Bosanac exercised 2,000,000 performance rights in the Company for 2,000,000 ordinary shares.
[3] 1,000,000 ordinary shares were granted to each of Messrs Melby & Prosser, as approved by shareholders at the Annual General Meeting held on 31 January 2022.

Loans made to key management personnel

No loans were made to key personnel, including personally related entities during the reporting period.

Loans received from key management personnel

No loans were received from key management personnel.

End of Remuneration Report

Directors' Report

Auditor's Independence Declaration

A copy of the Auditor's Independence Declaration as required under Section 307C of the *Corporations Act 2001* is set out on the following page.

This report is made in accordance with a resolution of the Directors.

DATED at South Perth this 12th day of October 2022.

Nick Prosser
Non-executive Chairman

AUDITOR'S INDEPENDENCE DECLARATION
UNDER SECTION 307C OF THE CORPORATIONS ACT 2001
TO THE DIRECTORS OF ADVANCED HUMAN IMAGING LTD

I declare that, to the best of my knowledge and belief, during the year ended 30 June 2022, there have been no contraventions of:

(a) the auditor independence requirements of the *Corporations Act 2001* in relation to the audit; and

(b) any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Advanced Human Imaging Ltd and the entities it controlled during the year.

PKF BRISBANE AUDIT

LIAM MURPHY
PARTNER

BRISBANE
12 OCTOBER 2022

PKF Brisbane Audit ABN 33 873 151 348
Level 6, 10 Eagle Street, Brisbane, QLD 4000 | GPO Box 1568, Brisbane, QLD 4001 | T: +61 7 3839 9733
Brisbane | Rockhampton www.pkf.com.au

Consolidated Statement of Profit or Loss and Other Comprehensive Income

For the year ended 30 June 2022

	Note	Year Ended 30 June 2022 $	Year Ended 30 June 2021 $
Revenue			
Primary revenue			
Software development kits – per user		**13,721**	13,931
Software development kits – per scan		**803**	597
Secondary revenue			
Integration and development income		**182,685**	46,330
Pilot income		**-**	32,492
Other revenue	3	**245,969**	1,108,987
Total revenue		**443,178**	1,202,337
Expenses			
Employee expenses	3	**(11,762,310)**	(9,886,211)
Sales and marketing		**(2,106,498)**	(1,447,083)
General administration	3	**(6,008,007)**	(1,693,221)
Impairment of assets	3,26	**(4,089,834)**	(2,812,687)
Operating loss		**(23,966,649)**	(14,636,865)
Finance income		**155,255**	42,129
Financing costs		**(163,822)**	(250,668)
Net finance costs		**(8,567)**	(208,539)
Loss before income tax		**(23,532,038)**	(14,845,404)
Income tax benefit	4	**890,113**	784,412
Net loss for the year after tax attributable to members		**(22,641,925)**	(14,060,992)
Other comprehensive income		**-**	-
Total comprehensive loss for the year attributable to members		**(22,641,925)**	(14,060,992)
Loss per share		**Cents**	Cents
Basic and diluted loss per share	5	**(14.75)**	(11.20)

The Notes to the Consolidated Financial Statements form part of this Consolidated Statement of Profit or Loss and Other Comprehensive Income.

Consolidated Statement of Financial Position

As at 30 June 2022

	Note	30 June 2022 $	30 June 2021 $
Current assets			
Cash and cash equivalents	7	**6,011,368**	2,172,499
Trade and other receivables	8	**51,176**	243,300
Prepayments	9	**895,813**	905,355
Loan receivable – other	27	**-**	682,421
Total current assets		**6,958,357**	4,003,575
Non-current assets			
Other financial assets	10	**37,500**	37,500
Right-of-use asset	11	**35,199**	105,594
Property, plant and equipment	12	**94,767**	58,615
Loans receivable - related entities	24	**-**	-
Investments	26	**-**	-
Intangible asset	13	**972,732**	1,215,915
Total non-current assets		**1,140,198**	1,417,624
Total assets		**8,098,555**	5,421,199
Current liabilities			
Trade and other payables	14	**500,769**	555,057
Employee leave liabilities	15	**383,236**	438,991
Deferred income		**-**	132,800
Interest bearing borrowings	16	**1,110,171**	2,178,142
Lease liabilities	17	**51,213**	86,913
Total current liabilities		**2,045,389**	3,391,903
Non-current liabilities			
Employee leave liabilities	15	**62,861**	-
Lease liabilities	17	**-**	51,212
Total non-current liabilities		**62,861**	51,212
Total liabilities		**2,108,250**	3,443,115
Net Assets		**5,990,305**	1,978,084
Equity			
Issued capital	18	**61,822,859**	39,213,794
Reserves	18	**9,338,100**	5,293,019
Accumulated losses		**(65,170,654)**	(42,528,729)
Total Equity		**5,990,305**	1,978,084

The Notes to the Consolidated Financial Statements form part of this Consolidated Statement of Financial Position.

Consolidated Statement of Changes in Equity

For the year ended 30 June 2022

	Issued capital $	Accumulated losses $	Equity compensation reserve $	Total $
At 1 July 2020	24,355,213	(28,469,536)	4,576,829	462,506
Net loss for the year	-	(14,060,992)	-	(14,060,992)
Other comprehensive income	-	-	-	-
Total comprehensive loss for the year	-	(14,060,992)	-	(14,060,992)
Capital raising	5,000,000	-	-	5,000,000
Costs of capital raising	(1,085,468)	-	-	(1,085,468)
Options and rights exercised	6,006,549	-	(2,709,020)	3,297,529
Options expired		1,799	(1,799)	-
Option exercise proceeds	-	-	335,000	335,000
Share-based payments				
Service providers	1,017,500	-	781,012	1,798,512
Directors	3,920,000	-	1,915,485	5,835,485
Employees	-	-	395,512	395,512
At 30 June 2021	39,213,794	(42,528,729)	5,293,019	1,978,084

	Issued Capital $	Accumulated losses $	Equity compensation reserve $	Total $
At 1 July 2021	39,213,794	(42,528,729)	5,293,019	1,978,084
Net loss for the year	-	(22,641,925)	-	(22,641,925)
Other comprehensive income	-	-	-	-
Total comprehensive loss for the year	-	(22,641,925)	-	(22,641,925)
Performance rights exercised	1,996,500	-	(1,996,500)	-
Options exercised	1,665,907	-	(491,002)	1,174,905
Ordinary shares – NASDAQ	16,706,783	-	-	16,706,783
Costs of capital raising – NASDAQ	(2,856,327)	-	-	(2,856,327)
Repayment of notes	3,125,964	-	-	3,125,964
Share-based payments				
Service providers	1,050,238	-	-	1,050,238
Employees / Directors	920,000	-	6,532,583	7,452,583
At 30 June 2022	61,822,859	(65,170,654)	9,338,100	5,990,305

The Notes to the Consolidated Financial Statements form part of this Consolidated Statement of Changes in Equity.

Consolidated Statement of Cash Flows

For the year ended 30 June 2022

	Note	30 June 2022 $	30 June 2021 $
Cash flows from operating activities			
Receipts from customers		**266,212**	1,385,959
Research & Development tax incentive grant		**890,113**	946,412
Interest received		**98**	7,248
Interest and other costs of finance paid		**(163,822)**	-
Payments to suppliers and employees		**(10,851,400)**	(6,441,705)
Net cash flows used in operating activities	7	**(9,858,799)**	(4,102,086)
Cash flows from investing activities			
Payments for property, plant and equipment		**(86,269)**	(23,453)
Payments for application development costs		**-**	(78,279)
Loans (to) / from related party		**(171,500)**	68,500
Loans to other entities		**-**	(647,954)
Payments for investments		**(3,126,950)**	(2,760,945)
Net cash flows used in investing activities		**(3,384,719)**	(3,442,131)
Cash flows from financing activities			
Proceeds from borrowings		**1,077,069**	1,821,810
Repayment of borrowings		**-**	(865,000)
Repayment of lease liabilities	17	**(86,912)**	(103,105)
Proceeds from the issue of shares		**18,233,320**	8,632,535
Payments for share issue costs		**(2,141,090)**	(396,975)
Net cash flows from financing activities		**17,082,387**	9,089,265
Net increase in cash assets		**3,838,869**	1,545,048
Cash at the beginning of the financial year		**2,172,499**	627,304
Cash at the end of the financial year		**6,011,368**	2,172,352
Unrealised foreign currency losses		**-**	147
Cash at bank	7	**6,011,368**	2,172,499

The Notes to the Consolidated Financial Statements form part of this Consolidated Statement of Cash Flows.

Notes to the Consolidated Financial Statements

For the financial year ended 30 June 2022

Note 1 Summary of Significant Accounting Policies

Advanced Human Imaging Ltd (the "Company", "the parent entity" or "AHI") is a listed public company on both the ASX and NASDAQ and is domiciled in Australia. The consolidated financial report of the Company for the financial year ended 30 June 2022 comprises the Company and its subsidiaries, together referred to as the consolidated entity.

The following is a summary of the material accounting policies adopted by the consolidated entity in the preparation of the financial report. The accounting policies have been consistently applied, unless otherwise stated.

(a) Basis of preparation of financial report

The financial report is a general purpose financial report, which has been prepared in accordance with the requirements of the *Corporations Act 2001*, and Australian Accounting Standards and Interpretations. The consolidated financial statements are presented in Australian dollars and have been prepared on a historical cost basis, except for available for sale investments and derivative financial instruments which have been measured at fair value. Cost is based on the fair values of consideration given in exchange for assets. For the purpose of preparation of the consolidated financial statements the consolidated entity is a for-profit entity.

The accounting policies below have been consistently applied to all the periods presented unless otherwise stated.

The financial report of the consolidated entity was authorised for issue in accordance with a resolution of Directors on 12 October 2022.

Going Concern

These consolidated financial statements have been prepared on the going concern basis which contemplates the continuity of normal business activities and the realisation of assets and discharge of liabilities in the normal course of business.

For the year ended 30 June 2022, the consolidated entity incurred an operating loss of $22,641,925 which included significant non-cash items, such as a provision for impairment as well as share-based payments, of approximately $12,522,055. In addition to the non-cash items, the consolidated entity also incurred NASDAQ IPO related costs, including insurance costs of $2,927,030. The adjusted non-IFRS operating loss, after making an adjustment for the non-cash items and new NASDAQ IPO and insurance costs referred to above, is $7,192,840. Notwithstanding the fact the consolidated entity incurred an operating loss, and has a net cash outflow from operating activities amounting to $9,858,799, the Directors are of the opinion that the consolidated entity is a going concern for the following reasons:

- Following the Company's successful dual listing on the NASDAQ securities exchange in the United States of America, the Company has gained access to larger capital markets, which has enhanced its ability to raise capital, as was evidenced by the $16.1 million before costs the Company raised from its IPO on NASDAQ.
- As mentioned in the Company's Appendix 4C Quarterly Cash Flow Report for Entities subject to Listing Rule 4.7B as announced to ASX on 30 July 2022, the Company is in advanced discussions with investors looking to participate in a convertible note fund raising, for an amount of USD$10,000,000 to fund its operations.
- The consolidated entity has executed numerous agreements with channel partners across its business verticals and as such, is transitioning to a "growth" phase and is in the process of expanding its operations with the acquisition of South Africa based Vertica Health and potential acquisition of Canadian listed wellteq Digital Health, subject to wellteq shareholder and other regulatory approvals.
- It is expected that 7 of the current partners will launch with the AHI technology within their apps, throughout the current financial year, unless there are any unforeseen delays. This is anticipated to generate revenue and take the Company past breakeven point at current expense levels.
- In October 2020, the Company signed an agreement with Singapore based Nexus-Vita. The Nexus-Vita platform required substantial development, to meet security and personal data needs, which was completed in August 2022. AHI has also now completed the integration of the AHI scan technologies and signed off on all quality assurances. The application now requires Nexus-Vita to sign off and prepare for its market launch. Under the terms of the agreement, Nexus-Vita will pay AHI a minimum guaranteed

Notes to the Consolidated Financial Statements

For the financial year ended 30 June 2022

Note 1 Summary of Significant Accounting Policies (continued)

(a) Basis of preparation of financial report (continued)

Going concern (continued

revenue of US$3,588,000 in the first year from launch. In addition, the parties signed an integration agreement which will generate additional revenue for AHI in the amount of US$500,000 upon completion (refer to ASX announcement dated 22 June 2021). In total, the consolidated entity expects to generate revenue from Nexus-Vita in the amount of US$4.1 million (A$6.4 million) in the first twelve (12) months from launch. Prior to the launch Nexus-Vita will be required to execute the AHI Master Services Agreement, which is currently with Nexus-Vita for review and execution.

- In February 2021, the consolidated entity signed an agreement with Tinjoy. In September 2021, Tinjoy launched the Health Cube with the AHI technology embedded. With the preregistration launch only offered an annual subscription of 310 Chinese Yuan (A$64.86) and generated a total initial preregistration number of 144,391, which is subject to a 70:30 revenue share where AHI would receive 70%. Due to the ongoing Zero COVID restrictions in China, Tinjoy has been unable to progress the marketing and subscription revenue uptake.
- The company has signed several new partnerships over the financial year with, NextMedicall, Inter-Psy BV, BizBaz (CustintCo), FitTrack (Cubert), Activate Health, and Vertica Health (which has now been acquired by AHI).
- With the recent acquisition of Vertica Health, AHI has expanded its ability to deliver a non-invasive, highly accurate and privacy-sensitive healthcare and biometric solutions that generate results to the user within seconds. This further enables a User to check, track, and accurately assess their body dimensions and chronic disease risk markers privately using only a smartphone. AHI is currently in negotiations with 3 large insurers for the integration and commercialisation of the new combined capabilities.

The consolidated entity's ability to continue as a going concern and meet future working capital requirements is dependent on the above points being realised. Should the consolidated entity not be successful in generating the required cash flows, there is a material uncertainty that may cast significant doubt on the consolidated entity's ability to continue as a going concern.

Statement of Compliance

The financial report complies with Australian Accounting Standards, which include Australian Equivalents to International Financial Reporting Standards ("AIFRS"), in their entirety. Compliance with AIFRS ensures that the financial report also complies with International Financial Reporting Standards ("IFRS") in their entirety.

Material accounting policies adopted in the presentation of these consolidated financial statements are presented below.

New or amended accounting standards and interpretations adopted in the current year

The consolidated entity has adopted all of the new or amended Accounting Standards and Interpretations issued by the Australian Accounting Standards Board ('AASB') that are mandatory for the current reporting period.

Australian Accounting Standards and Interpretations that have recently been issued or amended but are not yet mandatory, have not been early adopted by the consolidated entity for the annual reporting period ended 30 June 2022. The consolidated entity has not yet assessed the impact of these new or amended Accounting Standards and Interpretations.

Notes to the Consolidated Financial Statements

For the financial year ended 30 June 2022

Note 1 Summary of Significant Accounting Policies (continued)

(b) Income tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the reporting date.

Deferred income tax is provided on all temporary differences at reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognised for all taxable temporary differences except:

- when the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or
- when the taxable temporary difference is associated with investments in subsidiaries, associates or interests in joint ventures, and the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilised, except:

- when the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or
- when the deductible temporary difference is associated with investments in subsidiaries, associates or interests in joint ventures, in which case a deferred tax asset is only recognised to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilised.

The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Unrecognised deferred income tax assets are reassessed at each reporting date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance date.

Income taxes relating to items recognised directly in equity are recognised in equity and not in the statement of profit or loss and other comprehensive income.

Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to the same taxable entity and the same taxation authority.

(c) Goods and services tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax ("GST"), except where the amount of GST incurred is not recoverable from the Australian Tax Office ("ATO"). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense.

Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the statement of financial position.

Notes to the Consolidated Financial Statements

For the financial year ended 30 June 2022

Note 1 Summary of Significant Accounting Policies (continued)

(c) Goods and services tax (continued)

Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities that are recoverable from or payable to the ATO are classified as operating cash flows.

(d) Impairment of tangible and intangible assets other than goodwill

The Company assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Company makes an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of its fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets and the asset's value in use cannot be estimated to be close to its fair value. In such cases the asset is tested for impairment as part of the cash-generating unit to which it belongs. When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses relating to continuing operations are recognised in those expense categories consistent with the function of the impaired asset unless the asset is carried at revalued amount (in which case the impairment loss is treated as a revaluation decrease).

An assessment is also made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss is reversed only if there has been a change in the estimate used to determine the assets recoverable amount since the last impairment loss was recognised. If that is the case the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in previous years. Such reversal is recognised in profit or loss unless the asset is carried at revalued amount, in which case the reversal is treated as a revaluation increase. After such reversal the depreciation charge is adjusted in future periods to allocate the assets revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

(e) Impairment of financial assets

The Company assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Company makes an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of its fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets and the asset's value in use cannot be estimated to be close to its fair value. In such cases the asset is tested for impairment as part of the cash-generating unit to which it belongs. When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses relating to continuing operations are recognised in those expense categories consistent with the function of the impaired asset unless the asset is carried at revalued amount (in which case the impairment loss is treated as a revaluation decrease).

Notes to the Consolidated Financial Statements

For the financial year ended 30 June 2022

Note 1 Summary of Significant Accounting Policies (continued)

(f) Intangible assets

An intangible asset arising from externally acquired intellectual property and development expenditure on an internal project is recognised only when the Company can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the development and the ability to measure reliably the expenditure attributable to the intangible asset during its development. Following the initial recognition, the cost model is applied requiring the asset to be carried at cost less any accumulated amortisation and accumulated impairment losses.

The amortisation method and useful life of finite life intangible assets are reviewed annually. Changes in the expected pattern of consumption or useful life are accounted for prospectively by changing the amortisation method or period.

The following useful life is used in the calculation of amortisation:

Internally developed software	5 years

(g) Revenue and other income

The consolidated entity's primary revenue stream is software development kits provided to customers by way of a license agreement (for the use Advanced Human Imaging's intellectual property). The Company generates revenue at the time its customers' end-users subscribe to the customer's platform to access the software, or at the point in time a scan is captured by the customer's end-users while they are on the customer's platform.

The consolidate entity also has secondary revenue streams including:

- Integration fees
- License fees
- Other application development and support fees.

i) <u>Identification of distinct elements and separate performance obligations</u>

<u>Primary revenue streams</u>

Revenue is generated at the time the Company's customers' end-users subscribe to the customer's platform to access the software, or at a point in time a scan is captured by the customer's end-users while they are on the customer's platform. Most of the Company's contracts with its customers are structured on a monthly basis, have a minimum term of 1 year and are recognised as follows:

- **Per user** - Revenue is charged per subscribed end-user on the customer's platform, where per user price reduces based on the volume of users.
- **Per body scan** - The customer is charged when a scan is captured.

We have Licensing Agreements with wellteq, Vertica Health, MVMNT, Activate Health, Inter-Psy BV, BCT, Bearn, Biomophik, BizBaz (CustintCo), FitTrack (Cubert), Jayex Healthcare, NextMedicall, Triage, Tinjoy and the Original Fit Company (TOFF).

<u>Secondary revenue streams</u>

These services can be provided at any point in time over the term of the contract and are usually a one-time, or a series of one-time events.

Notes to the Consolidated Financial Statements

For the financial year ended 30 June 2022

Note 1 Summary of Significant Accounting Policies (continued)

(g) Revenue and other income (continued)

Nature of services provided to Body Composition Technologies ("BCT")

The Company's services rendered under the joint venture agreement with BCT fall under the terms of a commercial contract for the provision of day-to-day services which are billed monthly and include:

- A charge for rent, AWS monthly fees;
- Back-end managed services monthly fees; and
- Utilization of the Company's staff for research, development and other technical work.

The Company recognises revenue for above mentioned services under AASB 15 at the point in time the service is delivered to BCT under the terms of the contract.

ii. *Revenue recognition under AASB 15*

Revenue Stream	Performance Obligation	Timing of Recognition
Software development kits - per user	Integration of the software development kits into the customer's platform, a performance obligation is triggered when an end-user subscribes (to the customer's platform).	Recognised at the time of the end-user's subscription to the customer's platform, where the end-user benefits from accessing the Company's software (on the customer's platform).
Software development kits - per scan	Integration of the software development kits into the customer's platform, a performance obligation is triggered each time a scan is captured by the end-user.	Recognised at the point in time, a scan is captured by the end-user.
Secondary revenue streams	As defined in the contract either at the start of the service, or as requested by the customer over the life of the contract.	Recognised at the point in time, a service is delivered to the customer under the terms of the contract.

Other income

Revenue recognised in any period is based on the delivery of performance obligations and an assessment of when control is transferred to the customer. Revenue is recognised either when the performance obligation has been performed, or over time as control of the performance obligation is transferred to the customer.

Interest received

Interest income is recognised when it is probable that the economic benefits will flow to AHI and the amount of revenue can be reliably measured.

All revenue is stated net of the amount of goods and services tax.

(h) Cash and cash equivalents

Cash and short-term deposits in the statement of financial position comprise cash at bank and in hand. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the purposes of the statement of cash flows, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

Note 1 Summary of Significant Accounting Policies (continued)

(i) Trade and other receivables

Trade receivables, which generally have 14–30-day terms, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts. An allowance for doubtful debts is made when there is objective evidence that the Company will not be able to collect the debts. Bad debts are written off when identified.

(j) Inventories

Inventories are valued at the lower of cost and net realisable value. Net realisable value represents the estimated selling price less all estimated costs of completion and costs necessary to make the sale.

(k) Property, Plant and Equipment

Plant and equipment is stated at cost less accumulated depreciation and any accumulated impairment losses. The carrying amount of plant and equipment is reviewed annually to ensure it is not more than the recoverable amount from these assets.

Depreciation is calculated on a straight-line basis over the estimated useful life of the assets as follows:

Class of Asset	Useful Life
Office Equipment	3 – 5 years
Furniture & Fixtures	5 – 7 years

The assets' residual values, useful lives and amortisation methods are reviewed, and adjusted if appropriate, at each financial year end.

(l) Right-of-use Assets

A right-of-use asset is recognised at the commencement date of a lease. The right-of-use asset is measured at cost, which comprises the initial amount of the lease liability, adjusted for, as applicable, any lease payments made at or before the commencement date net of any lease incentives received, any initial direct costs incurred, and, except where included in the cost of inventories, an estimate of costs expected to be incurred for dismantling and removing the underlying asset, and restoring the site or asset.

Right-of-use assets are depreciated on a straight-line basis over the unexpired period of the lease or the estimated useful life of the asset, whichever is the shorter. Where the Company expects to obtain ownership of the leased asset at the end of the lease term, the depreciation is over its estimated useful life. Right-of use assets are subject to impairment or adjusted for any remeasurement of lease liabilities.

The Company has elected not to recognise a right-of-use asset and corresponding lease liability for short-term leases with terms of 12 months or less and leases of low-value assets. Lease payments on these assets are expensed to profit or loss as incurred.

(m) Investments in equity-accounted investees

The Company's interest in equity-accounted investees comprise an interest in a joint venture. A joint venture is an arrangement in which the Company has joint control, whereby the Company has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities.

Interests in the joint venture are accounted for using the equity method. The interest is initially recognised at cost, which includes transaction costs. After initial recognition, the financial statements include the Company's share of the profit or loss of equity-accounted investees, until the date on which joint control ceases.

Notes to the Consolidated Financial Statements

For the financial year ended 30 June 2022

Note 1 Summary of Significant Accounting Policies (continued)

(n) Investments and Other Financial Assets

Investments and other financial assets are initially measured at fair value. Transaction costs are included as part of the initial measurement, except for financial assets at fair value through profit or loss. Such assets are subsequently measured at either amortised cost or fair value depending on their classification. Classification is determined based on both the business model within which such assets are held and the contractual cash flow characteristics of the financial asset unless, an accounting mismatch is being avoided.

Financial assets are derecognised when the rights to receive cash flows have expired or have been transferred and the consolidated entity has transferred substantially all the risks and rewards of ownership. When there is no reasonable expectation of recovering part or all of a financial asset, its carrying value is written off.

Financial assets at fair value through profit or loss

Financial assets not measured at amortised cost or at fair value through other comprehensive income are classified as financial assets at fair value through profit or loss. Typically, such financial assets will be either:

i. held for trading, where they are acquired for the purpose of selling in the short-term with an intention of making a profit, or a derivative; or
ii. designated as such upon initial recognition where permitted. Fair value movements are recognised in profit or loss.

(o) Trade and other payables

Trade payables and other payables are carried at amortised costs and represent liabilities for goods and services provided to the Company prior to the end of the financial period that are unpaid and arise when the Company becomes obliged to make future payments in respect of the purchase of these goods and services.

(p) Lease liabilities

A lease liability is recognised at the commencement date of a lease. The lease liability is initially recognised at the present value of the lease payments to be made over the term of the lease, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate. Lease payments comprise of fixed payments less any lease incentives receivable, variable lease payments that depend on an index or a rate, amounts expected to be paid under residual value guarantees, exercise price of a purchase option when the exercise of the option is reasonably certain to occur, and any anticipated termination penalties. The variable lease payments that do not depend on an index or a rate are expensed in the period in which they are incurred.

Lease liabilities are measured at amortised cost using the effective interest method. The carrying amounts are remeasured if there is a change in the following: future lease payments arising from a change in an index or a rate used; residual guarantee; lease term; certainty of a purchase option and termination penalties. When a lease liability is remeasured, an adjustment is made to the corresponding right-of use asset, or to profit or loss if the carrying amount of the right-of-use asset is fully written down.

(q) Issued capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Performance shares are classified as equity and are convertible into fully paid ordinary shares of the Company on successful achievement of certain predetermined key performance indicators. Refer to the Remuneration Report contained in the Directors' Report for details of key performance indicators applying to performance rights currently on issue.

Notes to the Consolidated Financial Statements

For the financial year ended 30 June 2022

Note 1 Summary of Significant Accounting Policies (continued)

(r) Share-based Payments

Equity Settled Transactions:

The Company provides benefits to employees (including senior executives) of the Company in the form of share-based payments, whereby employees render services in exchange for shares or rights over shares (equity-settled transactions).

The cost of these equity-settled transactions with employees is measured by reference to the fair value of the equity instruments at the date at which they are granted. The fair value of Options is determined by using an appropriate valuation model. Share rights are valued at the underlying market value of the ordinary shares over which they are granted.

In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the underlying Shares (market conditions) if applicable.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the vesting period).

The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects:

(i) the extent to which the vesting period has expired; and

(ii) the Company's best estimate of the number of equity instruments that will ultimately vest.

No adjustment is made for the likelihood of market performance conditions being met as the effect of these conditions is included in the determination of fair value at grant date. The income statement charge or credit for a period represents the movement in cumulative expense recognised as at the beginning and end of that period.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is only conditional upon a market condition.

If the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification that increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee, as measured at the date of modification.

If an equity-settled award is cancelled, the cumulative expense recognised in respect of that award is transferred from its respective reserve to accumulated losses. However, if a new award is substituted for the cancelled award and designated as a replacement award on the date that it is granted, the cancelled award and new awards are treated as if they were a modification of the original award, as described in the previous paragraph.

(s) Critical accounting estimates and judgements

The preparation of financial reports requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ from these estimates.

Coronavirus (COVID-19) pandemic

Judgement has been exercised in considering the impacts that the Coronavirus ("COVID-19") pandemic has had, or may have, on the consolidated entity based on known information. This consideration extends to the nature of the products and services offered, customers, supply chain, staffing and geographic regions in which the consolidated entity operates. Other than as addressed in specific notes, there does not currently appear to be either any significant impact upon the consolidated financial statements or any significant uncertainties with respect to events or conditions which may impact the consolidated entity unfavourably as at the reporting date or subsequently as a result of the COVID-19 pandemic.

Notes to the Consolidated Financial Statements

For the financial year ended 30 June 2022

Note 1 Summary of Significant Accounting Policies (continued)

(s) Critical accounting estimates and judgements (continued)

Estimation of useful life of assets

The Company determines the estimated useful lives and related depreciation and amortisation charges for its finite life intangible assets. The useful lives could change significantly as a result of technical innovation or some other event. The depreciation and amortisation charge will increase where the useful lives are less than previously estimated lives, or technically obsolete or non-strategic assets that have been abandoned or sold will be written off or written down.

Capitalisation of internally developed software

Distinguishing the research and development phases of a new customised software project and determining whether the recognition requirements for the capitalisation of development costs are met requires judgement. After capitalisation, management monitors whether the recognition requirements continue to be met and whether there are any indicators that capitalised costs may be impaired. Management is required to make judgements, estimates and assumptions for the Net Present Value model which supports the carrying value of the software, if there is indication of impairment, its useful life and its amortisation rate.

Share-based Payments

The Company measures the cost of cash-settled share-based payments at fair value using an appropriate model taking into account the terms and conditions upon which the instruments were granted, as well as estimates made by management. The valuation model used to calculate the value of the performance rights assumes that the share price will be compared to the share price target in the 20 days prior to the test date, which is the end of the performance measurement period. That is, the share price must close above the share price target on every day for 20 days prior to the last day of the performance measurement date.

Determination of incremental borrowing rate

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, an estimate of the Company's incremental borrowing rate is used.

To determine the incremental borrowing rate, where possible recent third-party financing received is used as a starting point and adjusted to reflect changes in financing conditions since third party financing was received. If there was no recent third-party financing agreement, a build-up approach is used that starts with a risk-free interest rate adjusted for credit risk for the lessee and any further relevant adjustments specific to the lease.

Impairment of Investments and Intangible Assets

The consolidated entity assesses impairment of investments and other indefinite life intangible assets at each reporting date by evaluating conditions specific to the consolidated entity and to the particular asset that may lead to impairment. If an impairment trigger exists, the recoverable amount of the asset is determined. This involves fair value less costs of disposal or value-in-use calculations, which incorporate a number of key estimates and assumptions.

(t) Current and non-current classification

Assets and liabilities are presented in the statement of financial position based on current and non-current classification.

An asset is classified as current when: it is either expected to be realised or intended to be sold or consumed in the consolidated entity's normal operating cycle; it is held primarily for the purpose of trading; it is expected to be realised within 12 months after the reporting period; or the asset is cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least 12 months after the reporting period. All other assets are classified as non-current.

A liability is classified as current when: it is either expected to be settled in the consolidated entity's normal operating cycle; it is held primarily for the purpose of trading; it is due to be settled within 12 months after the reporting period; or there is no unconditional right to defer the settlement of the liability for at least 12 months after the reporting period. All other liabilities are classified as non-current.

Notes to the Consolidated Financial Statements

For the financial year ended 30 June 2022

Note 1 Summary of Significant Accounting Policies (continued)

(t) Current and non-current classification (continued)

Deferred tax assets and liabilities are always classified as non-current.

(u) Earnings per share

Basic earnings per share
Basic earnings per share is calculated by dividing the profit attributable to the owners of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the financial year.

Diluted earnings per share
Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

(v) Borrowings

Loans and borrowings are initially recognised at the fair value of the consideration received, net of transaction costs. They are subsequently measured at amortised cost using the effective interest method.

The component of the convertible notes that exhibits characteristics of a liability is recognised as a liability in the statement of financial position, net of transaction costs.

On the issue of the convertible notes the fair value of the liability component is determined using a market rate for an equivalent non-convertible bond and this amount is carried as a non-current liability on the amortised cost basis until extinguished on conversion or redemption. The increase in the liability due to the passage of time is recognised as a finance cost. The remainder of the proceeds are allocated to the conversion option that is recognised and included in shareholders equity as a convertible note reserve, net of transaction costs. The carrying amount of the conversion option is not remeasured in the subsequent years. The corresponding interest on convertible notes is expensed to profit or loss.

(w) Employee benefits

Short-term employee benefits
Liabilities for wages and salaries, including non-monetary benefits, annual leave and long service leave expected to be settled wholly within 12 months of the reporting date are measured at the amounts expected to be paid when the liabilities are settled.

Other long-term employee benefits
The liability for annual leave and long service leave not expected to be settled within 12 months of the reporting date are measured at the present salary levels of the employees accruing those entitlements.

Defined contribution superannuation expense
Contributions to defined contribution superannuation plans are expensed in the period in which they are incurred.

Note 2 Segment Information

The Company has identified its operating segments based on the internal reports that are reviewed and used by the board of directors in assessing performance and determining the allocation of resources.

Reportable segments disclosed are based on aggregating operating segments, where the segments have similar characteristics. Although the Company has a global reach, its sole activity is mobile application and technology development from an operation which is based within Australia, therefore it has aggregated all operating segments into the one reportable segment being technological development.

The reportable segment is represented by the primary statements forming these financial statements.

Notes to the Consolidated Financial Statements

For the financial year ended 30 June 2022

Note 3 Revenue and expenses

	2022 $	2021 $
Loss for the period includes the following specific income and expenses:		
Other revenue:		
Consultancy income	60,390	17,302
Grant income	-	37,500
License revenue	-	500,000
Joint venture income	172,170	553,185
Other income	13,409	1,000
	245,969	1,108,987
General administration		
Amortisation & depreciation expense	363,695	349,387
Unrealised foreign exchange (gain) / loss	(137,374)	(147,105)
Consulting & advisory	553,087	299,330
Corporate expenses	745,452	455,673
Telecommunications & IT	202,560	167,201
General & administration expenses	431,927	327,720
Outsourced development costs	164,050	-
Subscription costs	266,844	21,738
Doubtful debts expense	235,357	-
Insurance expense	1,343,312	-
Other expenses	1,839,097	219,277
	6,008,007	1,693,221
Provision for impairment expense		
Triage Technologies Inc	3,116,171	1,362,717
Jana Care Inc	62,129	690,153
Bearn Inc	803,072	-
Body Composition Technologies Pte Ltd	188,271	680,008
Physimax Technologies Limited	(79,809)	79,809
	4,089,834	2,812,687
Employee expenses		
Salaries and wages	3,429,019	2,830,510
Defined contribution superannuation	322,219	266,626
Share-based payments expense [1]	7,452,583	6,230,997
Employment taxes and insurances	435,089	523,903
Other employment expenses	123,400	196,175
Government grants – JobKeeper	-	(162,000)
	11,762,310	9,886,211

[1] The fair value of equity settled transactions with employees, directors and suppliers is apportioned over the period from grant date to vesting date. See Note 19 for details of transactions vesting within the financial year.

Notes to the Consolidated Financial Statements

For the financial year ended 30 June 2022

Note 4 Income Tax

	2022 $	2021 $
a) Income tax expense		
Current income tax		
Current income tax benefit	(2,651,576)	(1,072,354)
Current income tax not recognised	2,651,576	1,072,354
Research and development tax concession	(890,113)	(784,412)
Deferred income tax:		
Relating to origination and reversal of timing differences	7,809,724	4,045,253
Deferred income tax benefit not recognised	(7,809,724)	(4,045,253)
Income tax benefit reported in the Statement of profit or loss and other comprehensive income	(890,113)	(784,412)
b) Reconciliation of income tax expense to prima facie tax payable		
Loss from continuing operations before income tax expense	(23,417,913)	(14,060,992)
Tax at the Australian rate of 25% (2021: 26%)	(5,854,473)	(3,655,858)
Capital raising costs claimed	(301,743)	(39,705)
Non-deductible expenses	2,017,457	1,984,541
Research and development tax concession	(890,113)	(784,412)
Unused tax losses and temporary differences not recognised as deferred tax assets	4,138,764	1,711,022
Tax benefit	(890,113)	(784,412)
c) Deferred tax – Statement of Financial Position (unrecognised)		
Liabilities		
Unrealised foreign exchange gain	(34,344)	(49,982)
Prepaid expenses	(223,953)	(10,375)
	(258,297)	(60,357)
Assets		
Revenue losses available to offset against future taxable income	5,428,055	2,776,480
Accrued expenses and leave provisions	199,877	145,076
Deductible equity raising costs	1,139,489	123,406
Lease liability	4,004	8,133
Development asset	246,503	185,706
Patents	243,403	176,402
Investments	806,690	690,407
	8,068,021	4,105,610
Net deferred tax asset	7,809,724	4,045,253

Notes to the Consolidated Financial Statements

For the financial year ended 30 June 2022

Note 4 Income Tax (continued)

Deferred tax assets have been recognised to the extent that they extinguish deferred tax liabilities of the Company as at the reporting date.

Net deferred tax assets have not been recognised, in either reporting period, in respect of amounts in excess of deferred tax liabilities.

The tax benefits of the above deferred tax assets will only be obtained if:

(i) The Company derives future assessable income of a nature and an amount sufficient to enable the benefit from the tax losses to be realised;
(ii) The Company continues to comply with the conditions for deductibility imposed by law; and
(iii) No changes in tax legislation adversely affect the Company realising the benefit from the deduction of the losses.

All unused tax losses were incurred by Australian entities.

Note 5 Loss per Share

	2022 $	2021 $
a) Basic loss per share		
Loss attributable to ordinary equity holders of the Company (cents)	**(14.75)**	(11.20)
b) Diluted loss per share		
Loss attributable to ordinary equity holders of the Company (cents)	**(14.75)**	(11.20)
c) Loss used in calculation of basic and diluted loss per share		
Loss after tax from continuing operations	**(22,641,925)**	(14,060,992)
	No.	**No.**
d) Weighted average number of shares used as the denominator		
Weighted average number of shares used as the denominator in calculating basic and dilutive loss per share	**153,488,834**	125,501,361

Options and share rights to acquire ordinary shares granted by the Company and not exercised at the reporting date have been included in the determination of diluted earnings per share to the extent to which they are dilutive. Options or share rights on issue at 30 June 2022 are considered to be anti-dilutive due to the loss incurred during the financial year.

Note 6 Dividends

No dividends were paid or proposed during the financial years ended 30 June 2022 and 30 June 2021.

The Company has no franking credits available as at 30 June 2022 and 30 June 2021.

Note 7 Cash and Cash Equivalents

	2022 $	2021 $
Cash at bank[1]	**6,011,368**	2,172,499

[1] Cash at bank earns interest at floating rates based on daily deposit rates.

Notes to the Consolidated Financial Statements

For the financial year ended 30 June 2022

Note 7 Cash and Cash Equivalents (continued)

Reconciliation to the Statement of Cash Flows:

For the purposes of the Statement of Cash Flows, cash and cash equivalents comprise cash on hand and at bank and investments in money market instruments, net of any outstanding bank overdrafts.

Cash and cash equivalents as shown in the Statement of Cash Flows is reconciled to the related items in the Statement of Financial Position as follows:

	2022 $	2021 $
Cash and cash equivalents	**6,011,368**	2,172,499

Non-cash financing and investing activities:

There were no non-cash financing or investing activities during the years ended 30 June 2022 and 30 June 2021.

Cash balances not available for use:

There are no amounts included in cash and cash equivalents not available for use as at 30 June 2022 (30 June 2021: Nil).

Reconciliation of loss after tax to net cash outflow from operating activities:

	2022 $	2021 $
Loss from ordinary activities after income tax	**(22,641,925)**	(14,060,992)
Adjustments for non-cash items:		
Depreciation and amortisation	**363,695**	349,387
Impairment expense	**4,175,993**	2,812,687
Share-based payments expense	**7,452,583**	7,295,966
Finance costs	**-**	250,668
Fair value loss on convertible notes	**781,492**	-
Unrealised foreign currency losses	**142,836**	(233,179)
Accrued interest	**(155,157)**	(34,881)
Movement in assets and liabilities:		
Decrease/(increase) in prepaid expenses	**9,542**	(610,787)
Decrease in inventories	**-**	4,734
Decrease/(increase) in trade and other receivables	**192,124**	50,822
(Decrease)/increase in employee liabilities/provisions	**7,106**	126,528
(Decrease)/increase in deferred income	**(132,800)**	132,800
(Decrease)/increase in trade and other payables	**(54,288)**	(185,839)
Net cash flow used in operating activities	**(9,858,799)**	(4,102,086)

Note 8 Trade and Other Receivables

	2022 $	2021 $
Current assets		
Trade receivables	**15,887**	207,078
GST receivable	**35,289**	36,222
	51,176	243,300

Notes to the Consolidated Financial Statements

For the financial year ended 30 June 2022

Note 9 Prepayments

	2022 $	2021 $
Current assets		
Prepaid NASDAQ IPO costs	-	863,856
Prepaid insurance	876,847	22,525
Other prepayments	18,966	18,974
	895,813	905,355

Note 10 Other Financial Assets

	2022 $	2021 $
Non-current assets		
Security Bonds and Deposits:		
Balance at the start of the financial year	37,500	37,500
Security deposits (refunded)/paid during the financial year	-	-
Balance at the end of the financial year	37,500	37,500

A security deposit of $37,500 is in place in respect of the lease on the Company's offices. Refer Note 21.

Note 11 Right of Use Assets

	2022 $	2021 $
Non-current assets		
Balance at the start of the financial year	105,594	175,992
Amortisation expense	(70,395)	(70,398)
Balance at the end of the financial year	35,199	105,594

The Company leases land and buildings for its offices in Perth, Australia under an agreement with a 3-year term. Refer Note 17.

Notes to the Consolidated Financial Statements

For the financial year ended 30 June 2022

Note 12 Property, Plant and Equipment

	2022 $	2021 $
Carrying values		
Office Equipment:		
Cost	229,005	147,416
Depreciation	(145,282)	(114,466)
	83,723	32,950
Fixtures and fittings:		
Cost	13,524	13,524
Depreciation	(13,524)	(13,387)
	-	137
Leasehold improvements		
Cost	55,735	51,055
Depreciation	(44,691)	(25,527)
	11,044	25,528
	94,767	58,615
Reconciliation of movements		
Office Equipment:		
Opening net book value	32,950	34,819
Additions	81,589	23,453
Depreciation	(30,816)	(25,322)
Closing net book value	83,723	32,950
Fixtures and fittings:		
Opening net book value	137	930
Additions	-	-
Depreciation	(137)	(793)
Closing net book value	-	137
Leasehold improvements		
Opening net book value	25,528	42,546
Additions	4,680	-
Depreciation	(19,164)	(17,018)
Closing net book value	11,044	25,528
	94,767	58,615

No assets included in property, plant and equipment have been pledged as security in respect of liabilities.

Notes to the Consolidated Financial Statements

For the financial year ended 30 June 2022

Note 13 Intangible asset – Application Development Costs

	2022 $	2021 $
Balance at the start of the financial year	**1,215,915**	1,373,492
Application development costs incurred during the year	**-**	78,279
Amortisation	**(243,183)**	(235,856)
Balance at the end of the financial year	**972,732**	1,215,915

The recoupment of costs carried forward in relation to intangible assets is dependent upon the successful development or commercial exploitation or sale of the application technology.

Note 14 Trade and other payables

Current liabilities	2022 $	2021 $
Trade payables and other payables	**136,372**	339,345
Accrued expenses	**216.788**	68,000
Employment related payables	**147,609**	147,712
	500,769	555,057

Trade payables are non-interest bearing and normally settled on 30-day terms. See Note 20 for financial instrument disclosures relating to trade and other payables.

Note 15 Employee leave liabilities

Current	2022 $	2021 $
Annual leave liability	**383,236**	438,991

Non-current	2022 $	2021 $
Long service leave liability	**62,861**	-

Note 16 Interest bearing borrowings

Current	2022 $	2021 $
Convertible notes-ACAM[1]	**-**	1,644,081
Convertible notes-iGGF[1]	**-**	534,061
Total convertible notes	**-**	2,178,142
R&D tax prepayment loan[2]	**700,000**	-
Other loans[3]	**410,171**	-
	1,110,171	2,178,142

[1] The Convertible Notes were settled through a debt for equity swap whereby the lenders were repaid in full by receiving ordinary shares in the Company in full and final satisfaction of the debt owed. Refer Note 18 c) where the Company issued 3,010,410 ordinary shares valued at $3,125,964.

Note 16 Interest bearing borrowings (continued)

[2] The Company received a $700,000 R&D tax prepayment loan from R&D Capital Partners Pty Ltd. The loan attracts interest at a rate of 1.15% per month and will be repaid in full in the current financial year from the 2022 R&D Grant.

[3] Other loans are unsecured and interest bearing. These loans were repaid in full in the current financial year.

Note 17 Lease liabilities

	2022 $	2021$ $
Current liability	51,213	86,912
Non-current liability	-	51,213
Balance at the end of the financial year	51,213	138,125

Reconciliation of lease liabilities	2022 $	2021$ $
Balance at the beginning of the financial year	138,125	206,268
Lease liability recognised - new operating lease [1]	-	-
Repayment of lease liability	(86,912)	(68,143)
Balance at the end of the financial year	51,213	138,125

[1] The consolidated entity has a 3-year lease agreement for office premises in Perth, Australia. The total payments under the lease amounting to $299,129 were discounted at the Company's incremental borrowing rate of 10% in order to determine the initial lease liability of $211,191. To determine the incremental borrowing rate, third-party financing received was used as a starting point and adjusted to reflect changes in financing conditions since the third-party financing was received.

During the financial year, $23,589 (2021: $38,108) interest on the lease was expensed as financing costs.

Note 18 Issued Capital and Reserves

a) Ordinary shares
The Company is a public company limited by shares, incorporated in Perth, Western Australia. The Company's shares are limited whereby the liability of its members is limited to the amount (if any) unpaid on the shares respectively held by them.

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the Company in proportion to the number of and amounts paid on the shares held. On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

Ordinary shares have no par value. There is no limit to the authorised share capital of the Company. There are no externally imposed capital requirements.

	2022 No.	2021 No.	2022 $	2021 $
b) Share capital				
Issued capital-ordinary shares	166,749,382	136,362,538	61,822,859	39,213,794
Issued share capital	166,749,382	136,362,538	61,822,859	39,213,794

Notes to the Consolidated Financial Statements

For the financial year ended 30 June 2022

Note 18 Issued Capital and Reserves (continued)

	2022 No.	2021 No.	2022 No.	2021 No.
c) Share movements during the year – ordinary shares				
At the start of the financial year	**136,362,538**	114,392,923	**39,213,794**	24,355,213
Shares issued on exercise of Performance Rights	**5,000,000**	5,750,000	**1,996,500**	2,141,000
Shares issued on exercise of Options	**3,103,622**	7,957,948	**1,665,905**	3,865,556
Shares issued to related party	**2,000,000**	3,000,000	**920,000**	3,920,000
Share based payments	**1,172,812**	1,095,000	**1,050,237**	1,017,500
Share issue – NASDAQ IPO	**16,100,000**	4,166,667	**16,706,786**	5,000,000
Share issue – conversion convertible note	**3,010,410**	-	**3,125,964**	
Less share issue costs	**-**	-	**(2,856,327)**	(1,085,468)
	166,749,382	136,362,538	**61,822,859**	39,213,794

	2022 $	2021 $
d) Reserves		
Equity compensation reserve	**9,338,100**	5,293,019
Balance at the end of the year	**9,338,100**	5,293,019

e) Movement in equity compensation reserve		
Balance at the beginning of the year	**5,293,019**	4,576,829
Fair value vesting expense of options and performance rights	**6,532,583**	3,092,009
Fair value of options/performance rights exercised during the year	**(2,487,502)**	(2,709,020)
Fair value of options cancelled during the year	**-**	(1,799)
Option exercise proceeds	**-**	335,000
Balance at the end of the year	**9,338,100**	5,293,019

The equity compensation reserve is used to record the value of equity benefits provided to employees (including directors) and suppliers for services rendered.

Note 19 Share-based Payments

(i) Options

The Company has an Incentive Option Plan which was re-adopted following Shareholder approval in November 2019. Options over unissued shares are issued at the discretion of the Board.

a) Options granted, issued, exercised and lapsed during the year

During the year ended 30 June 2022, the Company issued 700,000 unlisted Director options (following shareholder approval) and 140,000 unlisted placement options, details of which can be found at Note 19 b).

Notes to the Consolidated Financial Statements

For the financial year ended 30 June 2022

Note 19 Share-based Payments (continued)

During the financial year the following options vested, but were not exercised:

Date granted	Number of options Vested	Exercise price	Vesting date	Expiry date
N/A	Nil	Nil	N/A	N/A
Total	**Nil**			

During the reporting period the following options were exercised:

Grant Date	Number of options exercised	Exercise price	Vesting date	Expiry date
21 Dec 2016	750,000	$0.10	31 Dec 2018	31 Dec 2021
21 Dec 2016	500,000	$0.10 [1]	26 Oct 2019	30 Dec 2021
31 Jul 2018	250,000	$0.50 [1]	31 Dec 2019	31 Dec 2022
31 Jul 2018	250,000	$0.50 [1]	31 Dec 2020	31 Dec 2023
12 Feb 2019	58,333	$0.60	5 Mar 2019	20 Feb 2022
27 Nov 2019	500,000	$0.60	4 Dec 2020	4 Dec 2022
24 Feb 2020	100,000	$0.50 [2]	31 Jan 2021	31 Jan 2022
Total	**2,408,333**			

[1] Options exercised utilising the cashless exercise provisions of the Option Incentive Scheme. This resulted in the issue of 787,999 ordinary shares.

[2] Options exercised utilising the cashless exercise provisions of the Option Incentive Scheme. This resulted in the issue of 9,090 ordinary shares.

b) Options on issue at balance date

The number of options outstanding over unissued ordinary shares at 30 June 2022 is 6,486,958 as follows:

Grant Date	Number of options granted	Exercise price	Vesting date	Expiry date
1 Feb 2019	200,000	$0.65	31 Dec 2019	31 Dec 2022
1 Feb 2019	200,000	$0.65	31 Dec 2020	31 Dec 2023
27 Nov 2019	1,000,000	$0.60	4 Dec 2020	4 Dec 2022
19 Oct 2020	1,000,000	$1.60	19 Oct 2020	19 Oct 2023
7 Feb 2022	140,000	$1.10	7 Feb 2022	18 Jan 2025
7 Feb 2022	700,000	$1.50	7 Feb 2022	7 Feb 2025
Total	**3,240,000**			

Notes to the Consolidated Financial Statements

For the financial year ended 30 June 2022

Note 19 Share-based Payments (continued)

During the current year the following movements in options over unissued shares occurred for share-based payments:

	2022 No.	2022 WAEP	2021 No	2021 WAEP
Outstanding at 1 July	**4,873,333**	**$1.041**	11,450,000	$0.366
Granted during the year	**840,000**	**$1.433**	1,000,000	$1.200
Exercised during the year	**(2,408,333)**	**$0.316**	(7,476,667)	$0.471
Forfeited/cancelled during the year	**(65,000)**	**$0.600**	(100,000)	$0.500
Outstanding at 30 June	**3,240,000**	**$1.131**	4,873,333	$1.041
Exercisable at 30 June	**3,240,000**	**$1.131**	4,873,333	$1.041

The range of exercise prices for options outstanding at the end of the year was $0.60 to $1.50 (2021: $0.10 to $1.60).

The weighted average contractual life for unexercised options is 14.6 months (2021: 21.4 months).

c) Subsequent to balance date

Since the end of the financial year and the date of this report, no options have been exercised. No options have been cancelled, issued or vested between the end of the financial year and the date of this report.

d) Basis and assumptions used in the valuation of options

840,000 options (excluding free attaching placement options) were issued during the financial year and have been valued and expensed in the financial statements over the periods that they vest. The share-based payments expense for the period of $138,012 (2021: $826,769) relates to the fair value of options apportioned over their respective vesting periods.

The options issued during the current reporting period were valued using the Black-Scholes option valuation methodology, as follows:

Date granted	Number of options granted	Exercise price $	Expiry date	Risk free interest rate used	Volatility applied	Value per Option $
7 Feb 2022	700,000	$1.50	7 Feb 2025	1.39%	95.8%	$0.160
7 Feb 2022	140,000	$1.10	18 Jan 2025	1.39%	95.8%	$0.184

Historical volatility at the time of issue has been used as the basis for determining expected share price volatility, as it is assumed that this is an indicator of future share price performance, which may not eventuate.

(ii) Performance Rights

The Company's Performance Rights Plan was re-approved by shareholders in December 2020.

a) Performance rights granted, vested and lapsed during the year

During the financial year ended 30 June 2022, no new performance rights were granted by the Company. 2,000,000 performance rights vested in Mr Vlado Bosanac and were exercised on 1 March 2022 for 2,000,000 ordinary shares in the Company. 100,000 performance rights, which were due to vest on 6 November 2022 and 6 November 2023 respectively lapsed, due to the employee holding those performance rights resigning from the Company in June 2022.

Notes to the Consolidated Financial Statements

For the financial year ended 30 June 2022

Note 19 Share-based Payments (continued)

During the financial year ended 30 June 2021, the following performance rights were granted:

Grant Date	No of Rights	Expiry Date	Fair Value per Right at Grant Date	Vesting
6 Nov 2020	50,000	6 Nov 2026	$0.85	6 Nov 2021
11 Dec 2020	10,000,000	16 Dec 2025	$0.68-$0.93	Performance based with 5 milestones
Total	**10,050,000**			

During the financial year ended 30 June 2022, the following performance rights vested and were exercised:

Grant Date	No of Rights	Expiry Date	Fair Value per Right at Grant Date	Vesting
3 Mar 2017	2,000,000	3 Mar 2022	$0.72	Vested and exercised
3 Sep 2018	3,000,000	3 Sep 2021	$0.185	Vested and exercised

b) Performance rights on issue at balance date

The number of performance rights outstanding over unissued ordinary shares at 30 June 2022 is as follows:

Grant Date	No of Rights	Expiry Date	Fair Value per Right at Grant Date	Vesting
6 Nov 2020	50,000	6 Nov 2026	$0.85	Vested, not exercised
11 Dec 2020	2,000,000	16 Dec 2025	$0.68	Vested, not exercised
11 Dec 2020	2,000,000	16 Dec 2025	$0.79	Vested, not exercised
11 Dec 2020	2,000,000	16 Dec 2025	$0.85	Vested, not exercised
11 Dec 2020	2,000,000	16 Dec 2025	$0.90	Vested, not exercised
11 Dec 2020	2,000,000	16 Dec 2025	$0.93	Vested, not exercised
Total	**10,050,000**			

c) Subsequent to balance date

Subsequent to balance date no performance rights have been granted, exercised, expired or cancelled.

d) Basis and assumptions used in the valuation of performance rights

Performance rights with vesting criteria based on length of service were valued using the Company's share price on the date of grant. The 10,000,000 performance rights subject to performance-based vesting criteria were independently valued using the Hoadley's Hybrid ESO Model (a Monte Carlo simulation model) using the following parameters:

Milestone	Number of rights granted	Share price target	Risk free interest rate used	Volatility applied	Value per Right (cents)
1	2,000,000	$1.20	0.04%	125%	67.8
2	2,000,000	$1.30	0.09%	125%	78.7
3	2,000,000	$1.40	0.10%	125%	85.1
4	2,000,000	$1.50	0.22%	125%	90.5
5	2,000,000	$1.70	0.35%	125%	93.1

Notes to the Consolidated Financial Statements

Note 19 Share-based Payments (continued)

e) Expenses arising from share-based payment transactions

Total expenses arising from share-based payment transactions recognised during the year ended 30 June 2022 were as follows:

	$
Shares issued for services rendered in relation to the NASDAQ listing	979,638
Shares issued to directors as remuneration	920,000
Performance rights issued to directors and employees as remuneration	6,394,571
Options issued to directors as remuneration	112,188
Options issued to advisers as remuneration	25,824
	8,432,221

Note 20 Financial Instruments

The consolidated entity has exposure to a variety of risks arising from its use of financial instruments. This note presents information about the consolidated entity's exposure to the specific risks, and the policies and processes for measuring and managing those risks. The Board of Directors has the overall responsibility for the risk management framework and has adopted a Risk Management Policy.

(a) Credit risk

Credit risk is the risk of financial loss to the consolidated entity if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from transactions with customers and investments.

Trade and other receivables

The carrying amount recorded in the financial statements, net of any allowance for losses, represents the consolidated entity's maximum exposure to credit risk.

Cash deposits

The Directors believe any risk associated with the use of predominantly only one bank is addressed through the use of at least an A-rated bank as a primary banker and by the holding of a portion of funds on deposit with alternative A-rated institutions. Except for this matter the consolidated entity currently has no significant concentrations of credit risk.

The Directors do not consider that the consolidated entity's financial assets are subject to anything more than a negligible level of credit risk, and as such no disclosures are made.

(b) Liquidity risk

Liquidity risk is the risk that the consolidated entity will not be able to meet its financial obligations as they fall due. The consolidated entity's approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the consolidated entity's reputation.

The consolidated entity manages its liquidity risk by monitoring its cash reserves and forecast spending. Management is cognisant of the future demands for liquid finance resources to finance the consolidated entity's current and future operations, and consideration is given to the liquid assets available to the consolidated entity before commitment is made to future expenditure or investment.

Liquidity risk

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

Notes to the Consolidated Financial Statements

For the financial year ended 30 June 2022

Note 20 Financial Instruments (continued)

	Weighted average interest rate %	Carrying amount $	Contractual cash flows $	6 months or less $	6-12 months $	1-2 years $	2-5 years $	More than 5 years $
2022								
Trade and other payables		**500,769**	**500,769**	**500,769**	-	-	-	-
Interest bearing Borrowings	**10.0%**	**1,110,171**	**1,110,171**	**1,110,171**				
Lease liabilities	**10.0%**	**51,213**	**51,213**	**51,213**	-	-	-	-
		1,662,153	**1,662,153**	**1,662,153**	-	-	-	-

	Weighted average interest rate %	Carrying amount $	Contractual cash flows $	6 months or less $	6-12 months $	1-2 years $	2-5 years $	More than 5 years $
2021								
Trade and other payables		555,057	555,057	555,057	-	-	-	-
Convertible notes	10.0%	2,178,142	2,178,142	2,178,142	-	-	-	-
Lease liabilities	10.0%	138,125	166,835	54,167	56,334	56,334	-	-
		2,871,324	2,900,034	2,787,366	56,334	56,334	-	-

(c) Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the consolidated entity's income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising any return.

Interest rate risk

The consolidated entity has cash assets which may be susceptible to fluctuations in changes in interest rates. Whilst the consolidated entity requires the cash assets to be sufficiently liquid to cover any planned or unforeseen future expenditure, which prevents the cash assets being committed to long term fixed interest arrangements.

Foreign exchange risk

The Company has successfully listed on the NASDAQ capital market and holds a portion of its cash assets in US dollar denominated bank accounts. The consolidated entity is exposed to foreign exchange risk through transactions in relation to its NASDAQ listing.

The consolidated entity does not have any direct exposure to equity risk.

Notes to the Consolidated Financial Statements

For the financial year ended 30 June 2022

Note 20 Financial Instruments (continued)

At the reporting date the interest profile of the consolidated entity's interest-bearing financial instruments was:

	Carrying value ($) 30 June 2022 $	30 June 2021 $
Fixed rate instruments		
Financial asset	**803,072[1]**	682,421
Financial liabilities	**(1,161,384)**	(2,316,267)
Variable rate instruments		
Financial assets	**6,011,368**	2,172,499

[1] Whilst the consolidated entity has fully impaired the Loan Receivable at 30 June 2022, it continues to accrue interest on this financial asset. The interest portion of this Loan Receivable has been fully impaired at 30 June 2022.

Cash flow sensitivity analysis for variable rate instruments

A change of 100 basis points in interest rates at the reporting date would have increased/(decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables remain constant.

	Profit or Loss 1% increase	1% decrease	Equity 1% Increase	1% Decrease
2022				
Variable rate instruments	**60,114**	**(60,114)**	**60,114**	**(60,114)**
2021				
Variable rate instruments	21,724	(21,724)	21,724	(21,724)

d) Fair values

Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the statement of financial position are as follows:

	2022 Carrying amount $	Fair value $	2021 Carrying amount $	Fair value $
Cash and cash equivalents	**6,011,368**	**6,011,368**	2,1722,499	2,172,499
Trade and other receivables	**51,176**	**51,176**	243,300	243,300
Loans receivable	**-**	**-**	682,421	682,421
Trade and other payables	**(500,769)**	**(500,769)**	(555,057)	(555,057)
Interest bearing borrowings	**(1,110,171)**	**(1,110,171)**	(2,178,142)	(2,178,142)
Lease liabilities	**(51,213)**	**(51,213)**	(138,125)	(138,125)
Net financial (liabilities) / assets	**4,400,391**	**4,400,391**	226,896	226,896

Notes to the Consolidated Financial Statements

For the financial year ended 30 June 2022

Note 20 Financial Instruments (continued)

f) *Impairment losses*

The Directors have elected to impair all the consolidated entity's investments and loan receivable as listed in Note 3 to these Financial Statements, as the Directors believe that there is currently a lack of reliable indicators to assess the fair value of these investments. This has resulted in a non-cash charge to the consolidated entity's Profit & Loss for the year ended 30 June 2022 of $4,089,834. Refer to Note 26 for additional information.

Note 21 Commitments

a) *Lease commitments:*

The Company has a lease for its principal place of business at Unit 5, 71-73 South Perth Esplanade, South Perth in Western Australia (**Lease**), which was entered into on 1 January 2020. The lease is accounted for under accounting standard AASB 16 Leases. Refer to Notes 11 and 17.

The Lease is secured by a cash bond in favour of the Landlord for the amount of $37,500 and this amount is being held and will be applied as bond for the new lease.

b) *Other commitments*

(i) During the year ended 30 June 2022, AHI completed its investment of USD $3,000,000 in Triage Technologies, Inc, ("Triage"). However, AHI has, by mutual agreement with Tinjoy, yet to issue it with USD $3,000,000 in ordinary shares in AHI, as part of a strategic plan to expand the Company's service offering, referred to as "DermaScan".

(ii) As disclosed in AHI's 2021 Annual Report, AHI has an Agreement with Tinjoy Biotech Limited ("Tinjoy"), to contribute USD$200,000 towards Tinjoy's marketing costs, and has an option to invest in Tinjoy's Winscan Platform as follows:

- AHI has a right to acquire up to 40% of Tinjoy's WinScan Platform, priced at a valuation of US$10 million taking for consideration to be approximately US$ 2-4 million this can be in cash or shares in AHI or a combination as mutually agreed.
- 12-24-month option to take up the 40% at AHI's option to acquire a holding in WinScan. The option would be triggered should WinScan achieve user numbers of 5 million users a month. This would trigger a 20% investment of US$2 million from AHI.
- If WinScan achieves a user base if 10 million monthly users AHI would be required to take up a 40% stake in WinScan at an agreed investment of US$4 million.
- In the event AHI exercises its option, the US$200,000 marketing and training advance will form part of the total investment outlined above.
- At the date of this report, US$50,000 in payments had been made to Tinjoy in lieu of AHI's marketing contribution.

To the date of this report, AHI has paid USD$150,000 to Tinjoy, with a remaining balance of USD$50,000 committed, but not yet paid.

(iii) On 2 September 2022, when AHI announced its proposed acquisition of all of the shares of wellteq Digital Health Inc ("wellteq"), subject to wellteq shareholder and other regulatory approvals, AHI also announced that it had entered into a Loan Agreement with wellteq to provide them with AUD$1,200,000 in cash. To the date of this report, wellteq has drawn down AUD$600,000 in cash, with the balance of AUD$600,000 to be paid to wellteq when called upon.

(iv) In the Sale of Shares Agreement to acquire Vertica Health (Pty) Ltd ("Vertica"), which was executed by the parties on 5 August 2022, AHI has assumed the responsibility to fund Vertica at a rate of USD$80,000 per month. By the end of the calendar year, AHI expects this funding commitment to fall to USD$60,000 per month.

Notes to the Consolidated Financial Statements

For the financial year ended 30 June 2022

Note 22 Contingencies

a) Contingent liabilities

There are no material contingent liabilities at the reporting date.

b) Contingent assets

There are no material contingent assets at the reporting date.

Note 23 Key Management Personnel

(a) Directors and key management personnel

The following persons were directors of the Company during the current financial year:

Mr Nick Prosser	Non-Executive Chairman (appointed interim Non-Executive Chairman 15 February 2022)
Mr Vlado Bosanac	Executive Chairman and CEO (resigned 15 February 2022)
Dr Katherine Iscoe	Executive Director and CEO (appointed 15 February 2022)
Mr Mike Melby	Non-Executive Director
Dato Low Koon Poh	Non-Executive Director
Mr Edward Greissing Jr	Non-Executive Director (appointed 30 November 2021, resigned 26 May 2022)
Mr. Peter Goldstein	Non-Executive Director (appointed 29 June 2022)
Mr Simon Durack JP	Chief Financial Officer and Company Secretary (appointed 17 March 2022)
Mr Steven Richards	Chief Financial Officer and Company Secretary (resigned 17 March 2022)

There were no other persons employed by or contracted to the Company during the financial year, having responsibility for planning, directing and controlling the activities of the Company, either directly or indirectly.

(b) Key management personnel compensation

Details of the remuneration of key management personnel are contained in the Audited Remuneration Report in the Directors' Report. A summary of total compensation paid to key management personnel during the year is as follows:

	Year ended 30 June 2022 $	Year ended 30 June 2021 $
Total short-term employment benefits	**695,325**	664,355
Total share-based payments	**7,309,715**	5,835,485
Total post-employment benefits	**48,350**	53,048
	8,053,390	6,552,888

Notes to the Consolidated Financial Statements

For the financial year ended 30 June 2022

Note 24 Related Party Disclosures

a) Subsidiaries

In January 2018, wholly owned subsidiary MyFiziq Inc. was incorporated in the United States of America ("USA") in preparation for the commercialisation of the technology in the USA. During the financial year there was no activity in this subsidiary.

b) Holding company

The ultimate holding company is Advanced Human Imaging Ltd.

c) Joint agreement in which the Company is a joint venture

The Company has an interest in Body Composition Technologies Pte. Limited ("BCT"), a company incorporated in Singapore for the purpose of developing the AHI platform for commercialisation within the medical or insurance sector (refer Note 25).

During the financial year, the Company provided services to Body Composition Technologies Pty Ltd ("BCT Australia") an Australian incorporated wholly owned subsidiary of BCT, for which the Company earned revenue of $189,765 (2021: $553,185). Total receivables for BCT at 30 June 2022, including prior year balance of $45,592, amounting to $235,357, have been fully provided for at 30 June 2022.

In addition to the receivables owing from BCT, the Company provided a loan of $171,500 to Body Composition Technologies Pte Limited ("BCT Singapore"), a Singaporean company in which AHI has a 50% interest but is not deemed to have control of BCT Singapore under *AASB 3 Business Combinations* and *AASB 10 Consolidated Financial Statements*. The loan accrues interest at a rate of 5% per annum. Repayment of the Loan, together with all outstanding accrued interest, is to occur on the earlier of:

i) The date the Lender and the Borrower mutually agree that the Loan is repayable; or
ii) Within 30 days of a capital raising funding being available in BCT Singapore's bank account.

This Loan has been fully impaired at 30 June 2022.

d) Joint agreement in which the Company is a joint venture (continued)

During 2019, the Company entered into a loan agreement with BCT Australia. The interest free loan was repaid in July 2021.

During the current reporting period, the Company participated in a capital raising by BCT whereby the Company subscribed for approximately $671k convertible notes. The notes are unsecured, earn interest at 2.5% per annum and can be converted at any time during the 2-year term. On conversion, the Company will increase its holding in BCT to up to a maximum of 54% on a fully diluted basis.

Note 25 Interest in a Joint Venture

The Company has a 50% interest in Body Composition Technologies Pte Limited ("BCT"). Under the terms of the joint venture agreement, BCT is licensed to distribute the AHI technology to the Medical and Insurance sectors.

The Company's interest in BCT is accounted for using the equity method. Under the equity method, the Company's investment in a joint venture is initially recorded at cost, and subsequently the carrying value of the investment is increased or decreased to recognise the Company's share of the joint venture profit or loss.

During the financial year, the joint venture agreement was varied to allow the Company to increase its holding to up to a maximum of 54% of BCT (on a fully diluted basis) by participating in a convertible note fundraising undertaken by BCT to the value of $670,333 (refer Note 26).

Notes to the Consolidated Financial Statements

For the financial year ended 30 June 2022

Note 25 Interest in a Joint Venture (continued)

At balance date, the Company had a 50% interest in BCT and is not deemed to have control of BCT under *AASB 3 Business Combinations* and *AASB 10 Consolidated Financial Statements*.

The following tables illustrate the summarised financial information of the Company's investment in BCT:

	30 June 2022 $	30 June 2021 $
Current assets	**1,803**	19,367
Non-current assets		2,319
Current liabilities	**(500,815)**	(787,736)
Non-current liabilities	**(2,000,000)**	(1,032,657)
Equity	**(2,499,012)**	(1,798,707)
Company's carrying amount of the investment	**-**	-
Revenue	**269,203**	413,299
Expenses	**(537,009)**	(2,018,992)
Loss for the year	**(267,806)**	(1,605,693)
Company's share of the loss [1]	**-**	-
Carrying value of the BCT investment		
Investment brought to account at cost	**680**	680
Share of the joint venture's loss [1.]	**(680)**	(680)
Closing carrying value of the investment	**-**	-

[1.] As the investment in the joint venture has been written down to nil, no share of the joint venture's loss has been brought to account in the Company's loss from ordinary activities for the current financial period.

Note 26 Investments

During the reporting period, the Company increased its holdings in strategic investments as follows:

(i) As previously outlined the Company announced it had entered into a Binding Term Sheet with Canadian based Triage Technologies Inc ("Triage") will license AHI the Triage AI Derma Engine, and the companies will work together to integrate Triage's technology into the AHI platform, which also includes "FaceScan" and "BodyScan". Triage has developed a dermatological AI system that can identify skin conditions from a photo and the AHI team, with its 'on-device' expertise, intends to advance the AI engine of Triage to be an on-device, ready-to-use application for end users. Under the binding agreement with Triage, the Company will invest a total of up to US$6 million for an equity stake in Triage. The investment will comprise US$3 million in cash and US$3 million in AHI ordinary shares. At 30 June 2022, the Company had made cash payments in total of US$3 million and recognises this as an investment on the Statement of Financial Position. To date no ordinary shares have been issued to Triage. Once all the cash and shares have been paid to Triage, the Company will be issued an equity interest in Triage equalling 15.19% on a fully diluted basis.

Notes to the Consolidated Financial Statements

For the financial year ended 30 June 2022

Note 26 Investments (continued)

(ii) As previously announced on 20 May 2021, the Company entered into a Binding Term Sheet with US-based on-device blood pathology company Jana Care Inc. ("Jana"). Subject to due diligence being completed. AHI have the right to invest a total of up to US$8,000,000 into Jana, comprising: (i) an option to invest US$5,000,000 in cash; and (ii) subject to shareholder approval, an option to invest up to US$3,000,000 in Jana in AHI ordinary shares. AHI will not be making a further investment in Jana Care Inc as previously contemplated. In addition, in May 2021, AHI invested US$500,000 in a convertible note round being offered by Jana.

(iii) On 14 December 2021, AHI announced that it had terminated the proposed acquisition of Physimax Technologies Limited ("Physimax") by mutual consent of the parties. Under the terms of the termination agreement. Physimax repaid 100% of capital advanced to the company under the previously executed binding term sheet. AHI received USD$180,000 as full and final payment under the termination.

(iv) Body Composition Technologies Pte Limited ("BCT"), is a majority-owned joint venture between AHI and Gold Quay Capital formed in 2017. During the financial year of 2020, the Company participated in a convertible note fundraising undertaken by BCT to the value of $670,833 to increase its holding in BCT to up to 54% upon conversion. To date, the Company has not converted the note and has extended the redemption date to 30 October 2022. The convertible notes are unsecured, and earn interest at 8.5% per annum. The notes can be converted at any time prior to the redemption date.

The recoverable amounts of the Company's investments are reviewed at each reporting date. As the above investments are in unlisted entities, the determination of recoverable value is subject to various estimates and assumptions. As an accurate assessment of recoverable value is not available at the reporting date, the Company has elected to continue with provisions for impairment against each of its investments, as shown in the table below. When the Company can make a more accurate determination of recoverable value, the Company will re-assess whether a provision for impairment is still required for its investments.

	Triage	Jana Care	BCT
	$	$	$
Balance at 1 July 2021	1,362,717	690,153	680,008
Additional investment	3,126,950	-	-
Interest and other costs	-	83,031	16,771
Foreign exchange movement	(10,779)	(20,903)	-
Provision for impairment	(4,478,888)	(752,281)	(696,779)
Balance at 30 June 2022	-	-	-

Note 27 Loans to other entities

Bearn, Inc (**"Bearn"**) has developed an application that allows for the gamification and engagement of health users by rewarding users for achieving health goals. In January 2021, the Company entered a Joint Marketing Agreement (the **"Bearn Agreement"**) with Bearn). Pursuant to the **Bearn Agreement**, the Company has funded a total of US$500,000 to **Bearn** over 4 tranches. The loan is secured over **Bearn's** software and separately a pledge over the interests of **Bearn's** founder, Mr. Aaron Drew. Under the terms of the agreements, **Bearn** has undertaken to use the funds advanced by the Company to integrate the AHI scan capabilities and launch with a target to deliver 1 million active monthly users to the Company within 12 months from Launch. If **Bearn** fails to achieve this target, the loan and interest becomes repayable in 15 months from the date of the promissory note, which has been extended to October 31, 2022. If **Bearn** achieves this target, the repayment date will be extended for a further 12 months. The **Bearn Agreement** contains certain warranties, indemnities and limitations of

Note 27 Loans to other entities (continued)

liability by both parties. The loan attracts interest at 8% for the first 12 months and thereafter a sliding scale of interest (15% to 0%) applies depending on the number of monthly active users. Should the number of active monthly users reach 2 million, the loan will be forgiven. The maturity date depends on **Bearn** achieving 1 million active monthly users. If the target is not achieved, then the loan and accrued interest is repayable in 15 months. If Bearn achieves the target the repayment date will be extended for a further 12 months.

The value of the **Bearn** loan at 30 June 2022 is $803,072, which includes accrued interest of $55,354. The Company has fully impaired the value of the Bearn loan at 30 June 2022.

Note 28 Events Subsequent to the Reporting Date

On 5 August 2022, the Company settled the acquisition of South African registered Vertica Health (Pty) Ltd ("**Vertica**") by acquiring all its shares for the issue of 1,500,000 ordinary shares in the Company, escrowed for 24 months from date of issue, and a payment USD $100,000. Under the Agreement to acquire **Vertica**, a further payment of USD $250,000 is payable to the vendors on 12 months from the date of acquisition and a final payment of USD $250,000 is payable to the vendors on 24 months from the date of acquisition. The Company has acquired **Vertica** to bring its software products into AHI for use with other B2B clients and partners. The acquisition is considered to be an asset acquisition and not a business combination for accounting purposes.

On 2 September 2022, the Company announced that it had entered into an Arrangement Agreement with Canadian listed wellteq Digital Health Inc. (CSE:WTEQ) (OTCQB:WTEQF) (**"wellteq")** whereby AHI will acquire all of the outstanding shares of **wellteq** in an all-share acquisition, subject to **wellteq** shareholder and regulatory approvals. Pursuant to the terms of the Arrangement Agreement, **wellteq** shareholders will receive one (1) ordinary share in AHI for every six (6) **wellteq** common shares held. Subject to the required approvals being obtained, AHI will issue a total of approximately 17,811,508 ordinary shares in total consideration for 100% of **wellteqs'** shares. Following completion of the proposed acquisition, **wellteq** shareholders will in aggregate hold approximately 9.573% of AHI's issued capital. AHI and **wellteq** anticipate that the closing of the acquisition will occur in late November 2022.

The impact of the Coronavirus ("COVID-19") pandemic is ongoing for the company up to 30 June 2022, it is not practicable to estimate the potential impact, positive or negative, after the reporting date. The situation continues to develop and is dependent on measures imposed by the Australian Government and other countries. However, compared with last year, there is some room for optimism that Australia and other countries may have seen the worst of COVID-19.

Other than as already stated in this report, there has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the Directors of the consolidated entity to affect substantially the operations of the consolidated entity, the results of those operations or the state of affairs of the consolidated entity in subsequent financial years.

Notes to the Consolidated Financial Statements

For the financial year ended 30 June 2022

Note 29 Auditor's Remuneration

Total remuneration paid or payable to auditors during the financial year:

	2022 $	2021 $
Audit and review of the Company's financial statements		
- PKF Perth	**159,900**	47,450
- PKF Brisbane Audit	**95,000**	12,500
Taxation services - PKF Perth	**13,300**	12,551
Other services – PKF Perth	**3,500**	12,179
Total	**271,700**	78,230

Note 30 Parent entity information

	Parent	
	2022 $	2021 $
Loss after income tax	(22,527,800)	(14,060,992)
Total comprehensive loss	(22,527,800)	(14,060,992)
Statement of financial position		
Total current assets	6,925,107	3,321,155
Total non-current assets	1,287,026	2,100,045
Total assets	8,212,133	5,421,200
Total current liabilities	2,044,842	1,126,848
Total non-current liabilities	62,861	2,316,267
Total liabilities	2,107,703	3,443,115
Net assets	6,104,430	1,978,084
Equity		
Issued capital	61,822,859	39,213,793
Reserves	9,338,100	5,293,019
Accumulated losses	(65,056,529)	(42,528,728)
Total equity	6,104,430	1,978,084

Additional ASX Information

Directors' Declaration

In the opinion of the Directors of Advanced Human Imaging Ltd (the 'Company'):

a. The accompanying financial statements and notes are in accordance with the *Corporations Act 2001*, including:
   i. giving a true and fair view of the Consolidated Entity's financial position as at 30 June 2022 and of its performance for the year then ended; and
   ii. complying with Australian Accounting Standards, the Corporations Regulations 2001, professional reporting requirements and other mandatory requirements.

b. There are reasonable grounds to believe that the Consolidated Entity will be able to pay its debts as and when they become due and payable.

c. The financial statements and notes thereto are in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board.

This declaration has been made after receiving the declarations required to be made to the directors in accordance with Section 295A of *the Corporations Act 2001* for the financial year ended 30 June 2022.

This declaration is signed in accordance with a resolution of the Board of Directors.

DATED at South Perth this 12th day of October 2022.

Nick Prosser
Non-Executive Chairman

INDEPENDENT AUDITOR'S REPORT

TO THE MEMBERS OF ADVANCED HUMAN IMAGING LTD

Report on the Financial Report

Qualified Opinion

We have audited the accompanying financial report of Advanced Human Imaging Ltd (the company), which comprises the consolidated statement of financial position as at 30 June 2022, the consolidated statement of profit or loss and other comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, notes comprising a summary of significant accounting policies and other explanatory information, and the directors' declaration of the company and the consolidated entity comprising the company and the entities it controlled at the year's end or from time to time during the financial year.

In our opinion, except for the effects of the matter described in the *Basis for Qualified Opinion* section of our report, the accompanying financial report of Advanced Human Imaging Ltd is in accordance with the *Corporations Act 2001*, including:

a) Giving a true and fair view of the consolidated entity's financial position as at 30 June 2022 and of its performance for the year ended on that date; and

b) Complying with Australian Accounting Standards and the *Corporations Regulations 2001*.

Basis for Qualified Opinion

The consolidated entity has invested a sum of $4,478,888 in Triage Technologies Inc (refer Note 26). This investment is fully impaired at 30 June 2022. We were unable to obtain sufficient and appropriate audit evidence to confirm the fair value of the investment as at 30 June 2022. Accordingly, we could not determine whether any adjustments to this amount was necessary.

We conducted our audit in accordance with Australian Auditing Standards. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Report section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Material Uncertainty Regarding Going Concern

Without modifying our opinion, we draw attention to Note 1(a) in the financial report which outlines that the consolidated entity has incurred a net operating loss for the year before tax of $23,532,038 (2021: Loss $14,845,404) and recorded a net cash outflow from operating activities amounting to $9,858,799 as at 30 June 2022 (2021: Outflows of $4,102,086). As stated in Note 1(a), these events or conditions, along with other matters as set forth in Note 1(a), indicate that a material uncertainty exists that may cast significant doubt on the consolidated entity's ability to continue as a going concern.

PKF Brisbane Audit ABN 33 873 151 348
Level 6, 10 Eagle Street, Brisbane, QLD 4000 | GPO Box 1568, Brisbane, QLD 4001 | T: +61 7 3839 9733
Brisbane | Rockhampton www.pkf.com.au

PKF

Independence

We are independent of the consolidated entity in accordance with the auditor independence requirements of the *Corporations Act 2001* and the ethical requirements of the Accounting Professional and Ethical Standards Board's APES 110 *Code of Ethics for Professional Accountants (including Independence Standards)* (the Code) that are relevant to our audit of the financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

Key Audit Matter

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial report of the current period. These matters were addressed in the context of our audit of the financial report as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. In addition to the matters described in the *Basis for Qualified Opinion* and *Material Uncertainty Related to Going Concern* sections, we have determined the matter described below to be a key audit matter to be communicated in our report. For the matter below, our description of how our audit addressed the matter is provided in that context.

1. Valuation of share-based payments

Why significant

In prior years, the company issued a number of options and performance rights to employees and directors that have now all vested during the current year resulting in the release to the statement of profit or loss of the remaining balance of the valuation of these securities. During the current year, shares were issued as consideration for corporate services received during the capital raise and listing of the company on the NASDAQ. These securities issued for services were all accounted for as share-based payments under AASB 2: *Share-based Payment*.

Total share-based payment expense for the year, including expense recognised in relation to securities issued as share-based payments in prior years, totalled $8,432,221 as detailed below:

Equity Security	No. Issued	Fair Value	Expense FY22
Shares	3,172,812	1,970,238	1,899,638
Options	840,000	138,012	138,012
Pr Rights	10,150,000	8,432,700	6,394,571
			8,432,221

How our audit addressed the key audit matter

Our audit procedures included but were not limited to:

- Obtaining an understanding of the key terms and conditions of the options, performance rights and shares issued by inspecting relevant supporting documentation.
- Assessing the competence and qualifications of management's expert.
- Assessing the reasonableness of key inputs into the valuation model used by the expert engaged by management.
- Recalculating the estimated fair value of the options using the Black Scholes option valuation methodology.
- Testing the accuracy of the amortisation of share-based payments over the vesting period and the recording of an expense in the statement of profit or loss and an increment to the share-based payment reserve (options) or issued capital (shares); and
- Reviewing the adequacy of the company's disclosures in respect of the accounting treatment of share-based payments in the financial statements, including the significant judgments involved, and the accounting policy adopted.

PKF

Why significant		How our audit addressed the key audit matter
This is a key audit matter because: 1. The company valued the options using the Black Scholes model where inputs such as volatility and risk-free rate require judgement. The performance rights were valued using an independent valuer and the shares valued with reference to the ASX share price at the date at which they were granted. 2. The significance of the share-based payment expense to the company's financial performance. Refer to Notes 1, 3, 18 and 19 to the financial report for a description of the accounting policy, significant estimates and judgements applied, and other details in relation to share-based payments.		

Other Information

The Directors are responsible for the other information. The other information comprises the information included in the consolidated entity's Annual Report, but does not include the financial report and our auditor's report thereon.

Our opinion on the financial report does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial report, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial report or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Directors' Responsibilities for the Financial Report

The Directors of the company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the *Corporations Act 2001* and for such internal control as the Directors determine is necessary to enable the preparation of the financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error.

In preparing the financial report, the Directors are responsible for assessing the consolidated entity's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Directors either intend to liquidate the consolidated entity or to cease operations, or have no realistic alternative but to do so.

Auditor's Responsibilities for the Audit of the Financial Report

Our objectives are to obtain reasonable assurance about whether the financial report as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Australian Auditing Standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this financial report.

As part of an audit in accordance with Australian Auditing Standards, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the financial report, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the consolidated entity's internal control.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Directors.

- Conclude on the appropriateness of the Directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the consolidated entity's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial report or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the consolidated entity to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the financial report, including the disclosures, and whether the financial report represents the underlying transactions and events in a manner that achieves fair presentation.

- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the consolidated entity to express an opinion on the group financial report. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the Directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Directors with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with the Directors, we determine those matters that were of most significance in the audit of the financial report of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on the Remuneration Report

We have audited the Remuneration Report included in the directors' report for the year ended 30 June 2022. The Directors of the company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the *Corporations Act 2001*. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Opinion

In our opinion, the Remuneration Report of Advanced Human Imaging Ltd for the year ended 30 June 2022 complies with section 300A of the *Corporations Act 2001*.

PKF

PKF BRISBANE AUDIT

LIAM MURPHY
PARTNER

BRISBANE
12 October 2022

Additional ASX Information

Pursuant to the Listing Requirements of the Australian Securities Exchange, the shareholder information set out below was applicable as at 7 October 2022.

A. Distribution of Equity Securities

Analysis of numbers of shareholders by size of holding:

Ordinary Fully Paid Shares

Distribution	Number of shareholders	Securities held	% held
1 – 1,000	1,589	897,411	0.53%
1,001 – 5,000	1,624	4,340,377	2.58%
5,001 – 10,000	586	4,530,732	2.69%
10,001 – 100,000	746	23,449,223	13.94%
More than 100,000	150	135,031,639	80.26%
Totals	4,695	168,249,382	100%

There are 2,971 shareholders holding less than a marketable parcel of ordinary shares.

B. Twenty Largest Shareholders

The names of the twenty largest holders of the quoted class of shares are listed below:

	Ordinary Shares	
Shareholder Name	Number of shares	% of Shares
HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	21,817,291	12.97%
MAD SCIENTIST PTY LTD	16,900,000	10.04%
DR. AMAR EL-SALLAM	8,350,000	4.96%
MR NICHOLAS JOHN BLAIR PROSSER	7,015,036	4.17%
PAUL DI GIUSEPPE <THE VB ACCOUNT>	7,000,000	4.16%
CITICORP NOMINEES PTY LIMITED	5,655,378	3.36%
PHEAKES PTY LTD	5,000,000	2.97%
TERENCE STUPPLE	4,250,000	2.53%
BNP PARIBAS NOMS PTY LTD <DRP>	4,154,519	2.47%
FITLAB FUND MANAGEMENT LLC	4,000,000	2.38%
IFM PTY LIMITED	2,014,959	1.20%
J15I PTE LTD (W E F 16/06/2017)	2,000,000	1.19%
DENNIS AND JANINE BANKS	1,632,898	0.97%
PHEAKES PTY LTD <SENATE A/C>	1,581,177	0.94%
MR DAVID ANDREW TABB	1,563,771	0.93%
BNP PARIBAS NOMINEES PTY LTD <IB AU NOMS RETAILCLIENT DRP>	1,472,080	0.87%
MR PHILIP COOPER	1,411,804	0.84%
MR ADRIAN ADDARIO	1,200,000	0.71%
MR WILLY CHAN FOO WENG	1,103,380	0.66%
SEAZA PTY LTD <SMTM SHARE A/C>	1,100,000	0.65%
MR JOHN ZACCARIA <THE ZACCARIA SHARE A/C>	1,100,000	0.65%
TOTAL	100,322,293	59.63%
TOTAL ISSUED CAPITAL AT 7 OCTOBER 2022	168,249,382	100.00%

Additional ASX Information

C. Substantial Shareholders

An extract of the Company's Register of Substantial Shareholders (who hold 5% or more of the issued capital) is set out below:

Shareholder Name	Issued Ordinary Shares	
	Number of shares	% of Shares
HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	21,817,291	12.97%
MAD SCIENTIST PTY LTD	16,900,000	10.04%

D. Unquoted Securities

Options:

No of Options	Exercise Price	Expiry Date	No of Holders
200,000	$0.65	31 December 2022	1
200,000	$0.65	31 December 2023	1
1,000,000	$0.60	4 December 2022	1
4,246,958	$1.60	19 October 2023	72
140,000	$1.10	18 January 2025	1
700,000	$1.50	7 February 2025	1

Performance Rights:

No of Performance Rights	Expiry Date	No of Holders
10,000,000	16 December 2025	1
50,000	6 November 2026	1

E. Voting Rights

Ordinary Fully Paid Shares

In accordance with the Company's Constitution, voting rights in respect of ordinary shares are on a show of hands at a meeting of shareholders, whereby each member present in person or by proxy shall have one vote and upon a poll, each share will have one vote.

Unlisted Options and Performance Rights

Holders of unlisted options and performance rights shall have no right to vote on any resolutions proposed at a meeting of shareholders, unless and until the option or performance right is exercised and ordinary shares are held.

F. Restricted Securities

The Company has restricted securities as follows:

Class	Number of securities	Restricted until
Ordinary shares (AHI)	3,787,999	24 November 2022
Ordinary shares (AHI)	2,009,090	7 February 2023
Ordinary shares (AHI)	2,000,000	12 March 2023
Ordinary shares (AHI)	2,000,000	1 March 2024
Ordinary shares (AHI)	1,500,000	5 August 2024

Environmental, Social & Governance Reporting

A commitment to ESG reporting

In 2021, Advanced Human Imaging Ltd ('AHI') made a commitment to commence Environmental, Social, and Governance ('ESG') reporting as a tangible first step in building robust sustainability credentials for the company. AHI is now working toward making disclosures against the World Economic Forum (WEF) Stakeholder Capitalism Metrics ESG framework. AHI will demonstrate the company's disclosure progress by providing annual ESG updates and make those disclosures available in the public domain.

The universal ESG framework

The World Economic Forum has defined common metrics for sustainable value creation in a core set of 21 disclosures for organisations to align their mainstream reporting on performance against ESG indicators. The WEF metrics are based on existing disclosures from the five leading ESG frameworks (CDP, CDSB, GRI, IIRC, SASB), aiming to accelerate convergence and consistency in the reporting of ESG disclosures.

By including these ESG metrics in our mainstream reporting and integrating them into our governance, business strategy and performance management process we set out to demonstrate that we diligently consider all pertinent risks and opportunities in running our business.

Leading ESG disclosure technology

To track AHI's disclosure progress and demonstrate the company's sustainability performance against the WEF ESG framework AHI utilise the ESG Go disclosure platform from Socialsuite. ESG Go enables AHI to demonstrate the company's ongoing commitment to ESG by providing a structured, demonstrable, and straightforward solution to track, report and share AHI's ESG disclosures. With ESG Go, AHI have started the journey of building robust ESG credentials.

Progress Dashboard Reporting Period 5 (April to June 2022

Please refer to the following page for a progress report detailing the Reporting Period 5, April to June 2022.

Advanced Human Imaging.

Environmental, Social & Governance Reporting

ASX:AHI

Progress
- P In progress
- C Completed
- N Not applicable

Progress Dashboard - Period 5 (Apr to Jun 2022)

GOVERNANCE

Code	Description	Disclosure	Last Updated	Status	Progress (A1-A5)
GOVERNING PURPOSE					
GO-01-C1	Setting purpose	Full	22 Jul 2022	VERIFIED	C C C C C
QUALITY OF GOVERNING BODY					
GO-02-C1	Governance body composition	Full	22 Jul 2022	DRAFT	C P C C C
STAKEHOLDER ENGAGEMENT					
GO-03-C1	Material issues impacting stakeholders	Full	22 Jul 2022	DRAFT	C C C P P
ETHICAL BEHAVIOUR					
GO-04-C1	Anti-corruption practices	Full	22 Jul 2022	DRAFT	C P P
GO-04-C2	Mechanisms to protect ethical behaviour	Full	22 Jul 2022	DRAFT	C P
RISK AND OPPORTUNITY OVERSIGHT					
GO-05-C1	Integrating risk and opportunity into business process	Full	22 Jul 2022	DRAFT	P P

PLANET

Code	Description	Disclosure	Last Updated	Status	Progress (A1-A5)
CLIMATE CHANGE					
PL-01-C1	GHG emissions	Explanation	22 Jul 2022	REPORTED	
PL-01-C2	TCFD implementation	Explanation	22 Jul 2022	REPORTED	
NATURE LOSS					
PL-02-C1	Land use and key biodiversity areas	Explanation	22 Jul 2022	REPORTED	
FRESHWATER AVAILABILITY					
PL-03-C1	Water consumption	Explanation	22 Jul 2022	REPORTED	

PEOPLE

Code	Description	Disclosure	Last Updated	Status	Progress (A1-A5)
DIGNITY AND EQUALITY					
PE-01-C1	Diversity and inclusion	Full	22 Jul 2022	DRAFT	P C C C
PE-01-C2	Pay equality	Full	22 Jul 2022	DRAFT	P P
PE-01-C3	Wage level	Full	22 Jul 2022	DRAFT	P
PE-01-C4	Child, forced or compulsory labour	Explanation	22 Jul 2022	REPORTED	
HEALTH AND WELL-BEING					
PE-02-C1	Health and safety	Full	22 Jul 2022	DRAFT	P
SKILLS FOR THE FUTURE					
PE-03-C1	Training provided	Full	22 Jul 2022	DRAFT	P

PROSPERITY

Code	Description	Disclosure	Last Updated	Status	Progress (A1-A5)
EMPLOYMENT AND WEALTH GENERATION					
PR-01-C1	Rate of employment	Full	22 Jul 2022	DRAFT	P P
PR-01-C2	Economic contribution	Full	22 Jul 2022	VERIFIED	C C
PR-01-C3	Financial investment contribution	Full	22 Jul 2022	VERIFIED	C C
INNOVATION OF BETTER PRODUCTS AND SERVICES					
PR-02-C1	Total R&D expenses	Full	22 Jul 2022	REPORTED	C
COMMUNITY AND SOCIAL VITALITY					
PR-03-C1	Total tax paid	Full	22 Jul 2022	REPORTED	C